Exhibit 99.1

Annual Report 2019

PRESIDENT AND CEO’S MESSAGE 2019 proved to be a challenging year for IAMGOLD. Despite this, our challenges led to several notable achievements, including: working with our local stakeholders at Rosebel to successfully address unauthorized mining, realigning Westwood to sustainable operating levels, and ensuring the safety of our team at Essakane in a challenging security environment. We continued to maintain a strong balance sheet, further supplemented by $170 million received in December for our Gold Prepayment Agreement, and continued to see progress toward self-funding. We delivered first ore from Saramacca to the Rosebel mill and commissioned the oxygen plant at Essakane and the carbon-in-column plant at Rosebel. We also grew our inferred resource base with the declaration of a Mineral Resource estimate at the Nelligan Gold Project and the updated Mineral Resource estimate at the Côté Gold Project. We additionally enjoyed significant greenfield success at the Rouyn Gold Project, Gosselin, Karita and Monster Lake. Treating our communities and employees with respect, offering a safe and healthy work environment, and operating in a sustainable manner are core to IAMGOLD’s Zero Harm© ethos, which encapsulates our approach to Environment, Social and Governance matters. We are proud to have achieved a 33% decrease for both Days Away, Restricted or Transferred (“DART”) and Total Recordable Injuries (“TRI”) rates in 2019 compared to 2018. I am even more proud to confirm that our 2019 Health and Safety performance results are the best we have achieved in the past 10 years. The Company made an investment of $1.35 million to improve community access to highquality medical care in Suriname and renewed our financial commitment to the Laurentian University in Ontario, contributing $2 million over five years to the engineering department. IAMGOLD’s philosophy is to empower people for extraordinary performance. We have seen the meaning and power of this philosophy in full force through each challenge, and are grateful for the support of our employees, local communities and business partners. We signed an Impact & Benefit Agreement with Mattagami First Nation and Flying Post First Nation in Northern Ontario in 2019 as well. And, this was the third and final year IAMGOLD co-hosted and organized the Miner’s Lamp Award, a fundraising gala that raised over $2 million in three years for youth mental health research. In 2019, IAMGOLD enjoyed recognition for our commitment to equality and the advancement of women in the workplace through inclusion in Bloomberg’s Gender-Equality Index for a second year in a row. We also received the highest level of Moody’s Corporate Governance for the Metals and Mining Sector, and were nominated as one of the 2019 Best 50 Corporate Citizens in Canada by Corporate Knights. In 2020, our challenge is the global challenge of reducing the spread of the coronavirus. We have responded to this challenge quickly and responsibly, by following Ontario and Quebec directives to work from home and place non-essential activities on hold, and sequestering our Essakane and Rosebel sites. We are confident that these activities, combined with the support of our resilient employees, will enable us to resume normal operations very soon. IAMGOLD’s philosophy is to empower people for extraordinary performance. We have seen the meaning and power of this philosophy in full force through each challenge, and are grateful for the support of our employees, local communities and business partners. We are weathering this storm together, and together we will emerge even stronger. P. Gordon Stothart President and Chief Executive Officer IAMGOLD Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 19, 2020, should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2019 thereto, which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Annual Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy”, "superior", or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

2019 HIGHLIGHTS

OPERATING PERFORMANCE

•

Attributable gold production was 762,000 ounces, down 120,000 ounces from the prior year. Attributable gold production for the fourth quarter was 192,000 ounces, down 39,000 ounces from the same prior year period, and up 5,000 ounces from the third quarter.

•

Attributable gold sales were 759,000 ounces, down 113,000 ounces from the prior year. Attributable gold sales for the fourth quarter were 196,000 ounces, down 24,000 ounces from the same prior year period, and up 10,000 ounces from the third quarter.

•	Cost of sales[2] was $950 per ounce, up 17% from the prior year. Cost of sales[2] for the fourth quarter was $912, up 8% from the same prior year period, and down 8% from the third quarter.
•

All-in sustaining costs[3] were $1,124 per ounce sold, up 6% from the prior year. All-in sustaining costs[3] for the fourth quarter were $1,161, up 3% from the same prior year period, and up 4% from the third quarter.

•

Total cash costs[3] were $907 per ounce produced, up 14% from the prior year. Total cash costs3 for the fourth quarter were $947, up 19% from the same prior year period, and up 5% from the third quarter.

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1

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2

Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

•

Gold margin1 was $489 per ounce, up $12 per ounce from the prior year. Gold margin1 for the fourth quarter was $533 per ounce, up $97 per ounce from the same prior year period, and down $46 per ounce from the third quarter.

•	Capital expenditures were $251.4 million, below the 2019 guidance of $275.0 million.

FINANCIAL RESULTS

•

Revenues were $1,065.3 million, down $45.7 million or 4% from the prior year. Revenues for the fourth quarter were $293.4 million, up $19.1 million or 7% from the same prior year period, and up $19.0 million from the third quarter.

•

Gross profit was $69.6 million, down $67.3 million or 49% from the prior year. Gross profit for the fourth quarter was $41.1 million, up $17.1 million or 71% from the same prior year period, and up $18.3 million from the third quarter.

•

Net loss from continuing operations attributable to equity holders was $373.3 million, or $0.80 per share, compared to net loss from continuing operations of $31.4 million, or $0.07 per share in the prior year. Net loss from continuing operations attributable to equity holders for the fourth quarter was $303.8 million, or $0.65 per share, compared to net loss from continuing operations of $39.5 million, or $0.08 per share in the same prior year period, and a net loss from continuing operations of $10.2 million, or $0.02 per share in the third quarter. The increases in net loss for the fourth quarter and year ended 2019 were primarily due to an impairment charge on the Westwood Mine ($395.0 million), partially offset by a reversal of impairment charge on the Essakane Mine ($122.0 million).

•

Adjusted net loss including discontinued operations attributable to equity holders1 was $18.3 million, or $0.04 per share1, compared to adjusted net earnings including discontinued operations1 of $29.8 million, or $0.06 per share1 in the prior year. Adjusted net loss including discontinued operations attributable to equity holders1 for the fourth quarter was $0.6 million, or $0.00 per share1, compared to adjusted net loss including discontinued operations1 of $16.1 million, or $0.03 per share1 in the same prior year period, and an adjusted net loss including discontinued operations1 of $0.0 million, or $0.00 per share1 in the third quarter.

•

Net cash from operating activities including discontinued operations was $363.0 million, up $171.9 million from the prior year. Net cash from operating activities including discontinued operations for the fourth quarter was $262.5 million, up $239.4 million from the same prior year period, and up $210.7 million, $221.9 million, and $253.7 million from the third, second, and first quarter, respectively. The increases for the fourth quarter and year ended 2019 were primarily due to proceeds received from the forward gold sales arrangement.

•

Net cash from operating activities including discontinued operations before changes in working capital1 was $367.5 million, up $79.1 million from the prior year. Net cash from operating activities including discontinued operations before changes in working capital1 for the fourth quarter was $226.2 million, up $170.5 million from the same prior year period, and up $160.8 million from the third quarter. The increases for the fourth quarter and year ended 2019 were primarily due to proceeds received from the forward gold sales arrangement.

•

Cash, cash equivalents, short-term investments and restricted cash totaled $864.8 million at December 31, 2019. Cash and cash equivalents were $830.6 million, short-term investments were $6.1 million and restricted cash was $28.1 million. $499.6 million was available under the credit facility.

STRATEGIC DEVELOPMENTS

Reserves and Resources

•

Total attributable proven and probable gold reserves decreased by 6% to 16.7 million ounces from the prior year. The decrease was primarily due to mine depletion at Essakane, Rosebel, and Sadiola, and a reduction in estimated probable reserves at the Boto Gold Project.

•

Total attributable measured and indicated resources decreased by 2% to 27.2 million ounces, as a result of mine depletion, while total attributable inferred resources increased by 38% to 12.0 million ounces primarily as a result of the declaration of an initial mineral resource estimate for the Nelligan Gold Project in Canada (3.2 million ounces on a 100% basis).

•

In the third quarter 2019, the Company reported initial drilling results testing the underground mining potential of the Saramacca Project in Suriname. Drilling highlights included: 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au; 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au; 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au.

•

In the first quarter 2019, the Company reported a 57% increase in resources at the Diakha-Siribaya Gold Project in Mali based on an updated resource estimate as at December 31, 2018, comprising 18.0 million tonnes of indicated resources grading 1.28 g/t Au for 744,000 ounces and 23.2 million tonnes of inferred resources grading 1.58 g/t Au for 1.2 million ounces.

Exploration

•	In the fourth quarter 2019, the Company was awarded the Discovery of the Year at the Mining Exploration Association of Quebec’s XPLOR 2019 Awards Gala for the Nelligan Gold Project.
•

In the fourth quarter 2019, the Company announced drilling results from its 2019 drilling program completed at the Karita Gold Project in Guinea, confirming a new grassroots exploration discovery along the Senegal-Mali Shear Zone. Drilling highlights included: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; 16.0 metres grading 3.17 g/t Au.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

•

In the third quarter 2019, the Company reported additional drilling results from its delineation program completed on the Lac Gamble Zone at the Rouyn Gold Project in Canada. Drilling highlights included: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; 10.05 metres grading 6.59 g/t Au.

•

In the third quarter, 2019, the Company reported drilling results from its 2019 drilling program at the Monster Lake Joint Venture Project in Canada. Drilling highlights included: 0.8 metres grading 357.0 g/t Au and 0.5 metres grading 133.0 g/t Au.

•

In the first quarter, 2019, the Company announced that a new gold discovery, referred to as the Gosselin Zone had been identified approximately 1.5 kilometres northwest of the Côté Gold deposit. In the third quarter 2019, the Company reported drilling results for the Gosselin Zone. Drilling highlights included: 342.5 metres grading 0.98 g/t Au and 412.0 metres grading 1.28 g/t Au.

Development and Operations

•	During 2019, the Company achieved a DART rate1 of 0.51, which was the best result achieved by the Company over the past ten years.
•

In the fourth quarter 2019, the Company announced updated production guidance for Westwood based on a preliminary life of mine plan. The guidance incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. As a result, the Company recognized an impairment charge of $395.0 million.

•

In the fourth quarter 2019, the Company announced positive results from the Carbon-In-Leach ("CIL") and Heap Leach feasibility study completed at Essakane: the feasibility study supported an investment in a mill optimization project to increase CIL plant capacity and postponement of heap leach operations to the end of life of mine.

•

In the fourth quarter 2019, the Company announced the delivery of the first ore from the Saramacca deposit to the mill at Rosebel. Development work on Saramacca continued with haul road construction and bush clearing activities progressing, and deliveries of hauling and mining equipment continuing during the quarter.

•	Mining activities resumed in all pits at Rosebel by October 2019.
•

The carbon-in-column plant at Rosebel, which became fully operational in the first quarter 2019, produced an additional 2,000 ounces in the fourth quarter 2019, for total year-to-date recoveries of 7,600 ounces.

•

The Company continued to de-risk the Côté Gold Project, having commenced site tree clearing activities, entering into an Impacts and Benefits Agreement with First Nations partners, and reached approximately 46% completion of the detailed project engineering as at December 31, 2019.

•	The completion of project design optimization studies continued to confirm robust project economics for the Boto Gold Project.

Financial

•

The Company, together with its joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of $105.0 million; the Company and AGA each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali. As a result, the Company recognized total impairment charges of $45.7 million.

•

Moody’s Investor Services released its first assessment of Corporate Governance for the Metals and Mining sector, wherein the Company achieved the highest level (GA-1) based on adjusted scoring of 2.7. The Corporate Governance framework is a subset of Moody’s initiative focussing on Environmental, Social and Corporate governance reviews. The Corporate Governance framework comprises 168 questions reviewing Ownership, Compensation, Board Oversight, Financial Oversight and Compliance Reporting.

•

Moody's Investors Service downgraded the Company's long-term corporate credit rating to B1 from Ba3 with a stable outlook. Moody's noted that the stable outlook for the Company benefited from cash in excess of debt and conservative financial policies.

•

The Company participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

•

In the second quarter 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019.

•

In the first quarter 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

•

In the first quarter 2019, the Company, together with AGA, entered into an agreement with the Government of Mali for the sale of the joint venture partners’ combined 80% indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs of approximately $18.5 million.

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1 The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Subsequent to the Quarter

•

The Company announced the Chief Executive Officer, Stephen J.J. Letwin, intends to retire; P. Gordon Stothart, President and Chief Operating Officer, will succeed Mr. Letwin on the Board of Directors and in the role of President and Chief Executive Officer, effective March 1, 2020.

•

The Company announced that the Government of the Republic of Senegal approved the mining permit application for the Boto Gold Project for an initial 20-year period. The receipt of the mining permit positions the Project for a development decision and eventual production.

•

The Company announced an updated mineral resource estimate for the Pitangui Project in Brazil, comprising 3.33 million tonnes of indicated resources grading 4.39 g/t Au for 470,000 ounces and 3.56 million tonnes of inferred resources grading 3.78 g/t Au for 433,000 ounces.

UPCOMING GROWTH CATALYSTS

•	At Rosebel, the Company is continuing to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.
•	The Company is continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to discover additional zones of mineralization and evaluate the resource potential.
•	The Company expects to complete an updated life of mine plan for Westwood and accompanying National Instrument ("NI") 43-101 technical report, in the second quarter 2020.

2019 SUMMARY

FINANCIAL

•

Revenues from continuing operations for 2019 were $1,065.3 million, down $45.7 million or 4% from the prior year. The decrease was primarily due to lower sales volume at Rosebel ($63.6 million), Essakane ($38.7 million) and Westwood ($38.5 million), partially offset by a higher realized gold price ($96.9 million). Revenues from continuing operations for the fourth quarter 2019 were $293.4 million, up $19.1 million or 7% from the same prior year period. The increase was due to a higher realized gold price ($48.8 million) and higher sales volumes at Essakane ($6.4 million) and Westwood ($3.2 million), partially offset by lower sales volume at Rosebel ($39.0 million).

•

Cost of sales from continuing operations for 2019 was $995.7 million, up $21.6 million or 2% from the prior year. The increase was primarily due to higher operating costs, depreciation expense and royalty expense, partially offset by a reversal of previous impairments of $15.9 million relating to ore stockpiles at Essakane and Rosebel. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives at Essakane, partially offset by reduced mining activity at Rosebel, labour reductions at Westwood resulting from reduced mining activities following increased seismic activity in the fourth quarter 2018 and a stronger U.S. dollar relative to the euro. Cost of sales from continuing operations for the fourth quarter 2019 was $252.3 million, up $2.0 million or 1% from the same prior year period due to higher operating costs, depreciation expense and royalties, partially offset by a reversal of previous impairments of $15.9 million relating to ore stockpiles at Essakane and Rosebel. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives at Essakane, partially offset by reduced mining activity at Rosebel and a stronger U.S. dollar relative to the euro.

•

Depreciation expense from continuing operations for 2019 was $275.1 million, up $9.7 million or 4% from the prior year. The increase was primarily due to higher depreciation of capitalized stripping at Essakane as ore bodies were accessed in previously capitalized phases. Depreciation expense from continuing operations for the fourth quarter 2019 was $72.9 million, up $8.7 million or 14% from the same prior year period. The increase was primarily due to higher depreciation of capitalized stripping at Essakane as noted above.

•

Income tax expense for 2019 was $30.4 million, down $7.6 million from the prior year. Income tax expense for 2019 comprised current income tax expense of $38.3 million (December 31, 2018 - $45.1 million) and deferred income tax recovery of $7.9 million (December 31, 2018 - recovery of $7.1 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•

Net loss from continuing operations attributable to equity holders for 2019 was $373.3 million, or $0.80 per share, compared to net loss from continuing operations of $31.4 million, or $0.07 per share in the prior year. The increase in net loss was primarily due to impairment charges, net of reversal ($287.8 million) and lower gross profit ($67.3 million), partially offset by higher interest income, derivatives and other investment gains (losses) ($24.2 million). Net loss from continuing operations attributable to equity holders for the fourth quarter was $303.8 million, or $0.65 per share, compared to net loss from continuing operations of $39.5 million, or $0.08 per share from the same prior year period. The increase in net loss was primarily due to impairment charges, net of reversal ($275.3 million) and higher other expenses ($10.8 million), partially offset by lower foreign exchange loss ($7.6 million).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

•

The Company's Joint Ventures, Sadiola and Yatela, are classified as held for sale as at December 31, 2019 and presented as discontinued operations. Net loss for the Joint Ventures was presented separately as Net loss from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been restated accordingly. Net loss from discontinued operations for 2019 were $39.3 million, compared to net earnings from discontinued operations of $3.2 million in the prior year. The increase in net loss from discontinued operations was primarily due to higher share of net loss, net of income taxes ($37.8 million). Net loss from discontinued operations for the fourth quarter was $50.1 million, compared to net earnings from discontinued operations of $4.7 million in the same prior year period.

•

Adjusted net loss including discontinued operations attributable to equity holders1 was $18.3 million, or $0.04 per share1, compared to adjusted net earnings including discontinued operations1 of $29.8 million, or $0.06 per share1 in the prior year. Adjusted net loss including discontinued operations attributable to equity holders1 for the fourth quarter was $0.6 million, or $0.00 per share1, compared to adjusted net loss including discontinued operations1 of $16.1 million, or $0.03 per share1 in the same prior year period.

•

Net cash from operating activities including discontinued operations for 2019 was $363.0 million, up $171.9 million from the prior year. The increase was primarily due to proceeds received from the forward gold sale arrangement ($169.8 million) and lower movements in non-cash working capital items ($93.1 million), partially offset by lower earnings after non-cash adjustments ($93.7 million). Net cash from operating activities including discontinued operations for the fourth quarter 2019 was $262.5 million, up $239.4 million from the same prior year period. The increase was primarily due to proceeds received from the forward gold sale arrangement ($169.8 million) and movements in non-cash working capital items ($68.8 million).

•

Net cash from operating activities including discontinued operations before changes in working capital1 for 2019 was $367.5 million, up $79.1 million from the prior year. The increase was primarily due to higher net cash from operating activities including discontinued operations ($171.9 million), partially offset by lower movements in non-cash working capital items ($93.1 million). Net cash from operating activities including discontinued operations before changes in working capital1 for the fourth quarter 2019 was $226.2 million, up $170.5 million from the same prior year period.

•

Cash, cash equivalents, short-term investments and restricted cash were $864.8 million at December 31, 2019, up $106.8 million from December 31, 2018. The increase was primarily due to cash generated from operating activities ($363.0 million), partially offset by spending on property, plant and equipment ($248.1 million).

OPERATIONS

•

The DART rate2, representing the frequency of all types of serious injuries across all sites and functional areas for 2019 was 0.51, below the Company's target of 0.63. The Company continues the implementation of several initiatives, including a behaviour-based safety program, to promote a safer work environment.

•

Attributable gold production, inclusive of joint venture operations, was 762,000 ounces for 2019, down 120,000 ounces from the prior year. The decrease was primarily due to lower throughput and head grades at Westwood (38,000 ounces) as a result of both reduced mining activity and being limited to lower grade stopes resulting from increased seismic activity in the fourth quarter 2018, lower head grades at Essakane (37,000 ounces) due to mine sequencing compared to record production in 2018, lower head grades and throughput at Rosebel (36,000 ounces) resulting from the temporary suspension of mining activities in the third quarter 2019, lower throughput at Sadiola (7,000 ounces) as the mine life draws to an end and the end of operations at Yatela (2,000 ounces). Attributable gold production, inclusive of joint venture operations, was 192,000 ounces for the fourth quarter 2019, down 39,000 ounces from the same prior year period. The decrease was primarily due to lower head grades and throughput at Rosebel (29,000 ounces), lower head grades at Essakane (9,000 ounces) due to mine sequencing, and lower throughput at Sadiola (2,000 ounces) as the mine life draws to an end, partially offset by higher throughput net of lower head grades at Westwood (1,000 ounces).

•

Attributable gold sales, inclusive of joint venture operations, were 759,000 ounces for 2019, down 113,000 ounces from the prior year. The decrease was due to lower sales at Rosebel (48,000 ounces), Westwood (30,000 ounces), Essakane (27,000 ounces) and the Joint Ventures (8,000 ounces). Attributable gold sales, inclusive of joint venture operations, were 196,000 ounces for the fourth quarter 2019, down 24,000 ounces from the same prior year period. The decrease was due to lower sales at Rosebel (30,000 ounces) and the Joint Ventures (1,000 ounces), partially offset by higher sales at Essakane (4,000 ounces) and Westwood (3,000 ounces).

•

Cost of sales3 per ounce for the fourth quarter and year ended 2019 of $912 and $950, respectively, were up 8% and 17% from the same prior year periods primarily due to lower sales volumes in addition to the factors noted above.

•

Total cash costs1 per ounce produced for the fourth quarter and year ended 2019 of $947 and $907, respectively, were up 19% and 14% from the same prior year periods due to the factors noted above. Included in total cash costs1 for the year ended 2019 was a reduction of $27 per ounce produced reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined at Rosebel and abnormally low production at Westwood (2018 - $nil). Included in total cash costs1 for the fourth quarter and year ended 2019 were realized derivative gains (losses) from hedging programs of $1 loss and $1 gain per ounce produced (2018 - $6 gain and $11 gain).

______________________________

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
3

Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

•

All-in sustaining costs[1] per ounce sold for the fourth quarter and year ended 2019 of $1,161 and $1,124, respectively, were up 3% and 6% from the same prior year periods due to higher cost of sales[2] per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs[1] for the year ended 2019 was a reduction of $27 per ounce sold reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined at Rosebel and abnormally low production at Westwood (2018 - $nil). Included in all-in sustaining costs[1] for the fourth quarter and year ended 2019 were realized derivative gains from hedging programs of $nil and $2 per ounce sold (2018 - $6 and $12).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2019	December 31, 2018	December 31, 2017
Cash and cash equivalents	$830.6	$615.1	$664.1
Short-term investments	$6.1	$119.0	$127.2
Restricted cash	$28.1	$23.9	$24.5
Total assets	$3,862.1	$3,961.0	$3,966.9
Long-term debt	$408.5	$398.5	$391.6
Available credit facility	$499.6	$499.6	$248.7

	Three months ended			Years ended
	December 31,			December 31,
Financial Results ($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Continuing Operations
Revenues	$293.4	$274.3	$291.1	$1,065.3	$1,111.0	$1,094.9
Cost of sales	$252.3	$250.3	$250.0	$995.7	$974.1	$942.0
Gross profit	$41.1	$24.0	$41.1	$69.6	$136.9	$152.9
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$(353.9)	$(34.8)	$(17.7)	$(412.6)	$(28.2)	$501.6
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)	$(0.76)	$(0.07)	$(0.04)	$(0.88)	$(0.06)	$1.08
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$(303.8)	$(39.5)	$(22.8)	$(373.3)	$(31.4)	$485.2
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$(0.65)	$(0.08)	$(0.05)	$(0.80)	$(0.07)	$1.05
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$(0.6)	$(16.1)	$(13.8)	$(18.3)	$29.8	$29.3
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)[1]	$—	$(0.03)	$(0.03)	$(0.04)	$0.06	$0.06
Net cash from operating activities including discontinued operations	$262.5	$23.1	$65.2	$363.0	$191.1	$295.3
Net cash from operating activities including discontinued operations before changes in working capital[1]	$226.2	$55.7	$68.2	$367.5	$288.4	$294.0
Discontinued Operations
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD	$(50.1)	$4.7	$5.1	$(39.3)	$3.2	$16.4
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$(0.11)	$0.01	$0.01	$(0.08)	$0.01	$0.03
Key Operating Statistics
Gold sales – attributable (000s oz)	196	220	230	759	872	871
Gold production – attributable (000s oz)	192	231	228	762	882	882
Average realized gold price[1] ($/oz)	$1,480	$1,233	$1,277	$1,396	$1,270	$1,261
Cost of sales[2] ($/oz)	$912	$843	$802	$950	$815	$783
Total cash costs[1] ($/oz)	$947	$797	$751	$907	$793	$755
All-in sustaining costs[1] ($/oz)	$1,161	$1,123	$1,071	$1,124	$1,057	$1,003
Gold margin[1] ($/oz)	$533	$436	$526	$489	$477	$506
1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2

Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

______________________________

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2

Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

RESERVES AND RESOURCES

At December 31, 2019, compared with the prior year, there was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company’s owned and operated mines. There was also no change in the gold price assumption for estimating mineral resources at Essakane and Rosebel ($1,500 per ounce) or at Westwood ($1,200 per ounce).

IAMGOLD's Share	2019	2018
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	16,706	17,864
Total measured and indicated mineral resources[1,2]	27,164	27,850
Total inferred resources	11,965	8,668

1	Measured and indicated gold resources are inclusive of proven and probable reserves.
2

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2019		2018
Weighted average gold price used for attributable:
Gold reserves ($/oz)	1,200	[1]	1,200	[2]
Gold measured and indicated resources ($/oz)	1,474	[3,4]	1,474	[4,5]
Foreign exchange rate (U.S.$ / Canadian $)	1.25		1.25

1	Mineral reserves have been estimated at December 31, 2019 using a gold price of $1,200 per ounce for Essakane, Rosebel, Saramacca, Westwood, Sadiola and the Boto Gold Project.
2

Mineral reserves have been estimated at December 31, 2018 using a gold price of $1,200 per ounce for Essakane, Rosebel, Westwood, Sadiola, Côté Gold Project, Boto Gold Project and the Saramacca Project.

3

Mineral resources have been estimated at December 31, 2019, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, Rosebel, and Saramacca, $1,400 per ounce for Sadiola and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

4

Eastern Borosi mineral resources are disclosed as gold equivalent ("AuEq") ounces calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / 101.8; and have been estimated at December 31, 2018 using a gold price of $1,500 per ounce and a silver price of $23 per ounce, in accordance with National Instrument 43-101. Underground resources are estimated using a 2.0 g/t Au cut-off over a minimum width of 2.4 metres and open pit resources are estimated using a 0.42 g/t Au cut-off over a minimum width of 3.0 metres.

5

Mineral resources have been estimated at December 31, 2018, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Saramacca Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, and Rosebel, $1,400 per ounce for Sadiola and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

Total attributable proven and probable gold reserves decreased by 1.2 million ounces or 6% in 2019 to 16.7 million ounces from the end of 2018. The decrease was primarily due to mine depletion at Essakane, Rosebel, and Sadiola, and a reduction in estimated probable reserves at the Boto Gold Project.

Total attributable measured and indicated gold resources (including reserves) decreased by 686,000 ounces or 2% to 27.2 million ounces from the end of 2018. The decrease was primarily due to mine depletion at Essakane and Rosebel, partially offset by a conversion of inferred resources to an indicated category at the Pitangui Gold Project in Brazil.

Total attributable inferred gold resources increased 3.3 million ounces or 38% to 12.0 million ounces from the end of 2018. The increase was primarily due to the declaration of an initial mineral resource estimate for the Nelligan Gold Project and the completion of a revised mineral resource estimate for the Côté Gold Project, both projects in Canada.

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2020
Essakane (000s oz)	365 – 385
Rosebel (000s oz)	245 – 265
Westwood (000s oz)	90 – 110
Total attributable production (000s oz)	700 - 760

Cost of sales[2] ($/oz)	$900 - $950

Total cash costs[3,4] ($/oz)	$840 - $890
All-in sustaining costs[3,4] ($/oz)	$1,100 - $1,150

1

The outlook is based on 2020 full year assumptions with an average realized gold price of $1,350 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

2	Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
4	Consists of Essakane, Rosebel, and Westwood on an attributable basis.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company expects 2020 attributable gold production to be in the range of 700,000 to 760,000 ounces. At Essakane, production is expected to be between 365,000 and 385,000 ounces, consistent with 2019 levels, with an expected stronger second half as the mill feed benefits from the exploitation of a saprolitic satellite deposit adjacent to the mine and targeted mill improvements. At Rosebel, production is expected to be between 245,000 and 265,000 ounces, consistent with 2019 levels as head grades are expected to benefit from higher grade Saramacca ore in the second half of the year. Westwood production is expected to be between 90,000 to 110,000 ounces, consistent with 2019 levels, as mining and development activities continue to ramp up, incorporating modified mining methods and operational practices.

The Company expects cost of sales on an attributable ounce sold basis to be in the range of $900 to $950. The Company’s guidance on total cash costs1 and all-in sustaining costs1 for 2020 is expected to be in the range of $840 to $890 per ounce produced and $1,100 and $1,150 per ounce sold, respectively. All-in sustaining cost guidance for 2020 reflects ongoing efforts to improve productivity and optimize performance across the sites. The Company expects to ramp up production from the Saramacca deposit and Westwood, and complete mill improvements at Essakane. The guidance the Company provides is annual and quarterly variation is normal. Costs are expected to be lower in the second half of the year compared to the first half, benefiting from higher anticipated production from Essakane and Rosebel in the second half. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange rates as outlined in the Market Trends section.

ESSAKANE

The Company expects attributable production at Essakane in 2020 to be in the range of 365,000 to 385,000 ounces. Essakane expects to continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock through multiple optimization initiatives.

Mining activity is expected to remain at elevated levels in 2020 supported by the use of a mining contractor to secure strategic pushback objectives providing greater access to higher grade ore zones. Essakane is targeting higher drill availability and productivity through an expansion in the drill fleet which is intended to contribute to longer drill run times. Maintenance activities are expected to sustain the improvements that have been realized in overall availability and reliability.

Essakane is targeting completion of the mill upgrade in the second half of 2020 with a series of improvements designed to de-bottleneck the crushing circuit which is expected to yield higher grinding capacities in addition to optimizing liner and grate configurations. Essakane expects to continue to improve recoveries from the addition of a third gravity screen.

These initiatives are designed to deliver on the 2020 production and cost targets, while positioning Essakane to pursue additional resources at satellite deposits with the potential to add to the mine life of the Essakane operation.

ROSEBEL

The Company expects attributable production at Rosebel in 2020 to be in the range of 245,000 to 265,000 ounces. 2020 production guidance reflects pushbacks and mine development focused on optimizing cash flows over the next 5 years, as well as the ramp-up of Saramacca. Guidance also incorporates factors to account for risk related to negative grade reconciliation. Rosebel will continue to undertake strategic pit pushbacks on the Rosebel concession unlocking higher grade ore zones, while advancing the exploitation of the Saramacca deposit, which is expected to contribute to increased production volumes each successive quarter of 2020. The mill feed in the first half of the year is expected to be supplemented by the processing of stockpiled ore.

While mill throughput in 2020 is expected to be at levels consistent with 2019, lower head grades in the first half of the year are expected to reflect the processing of lower grade stockpile feed as the mine operations return to normal levels of mining activity, with further improvements in the second half of the year expected from inclusion of higher grade Saramacca ore in the mill feed. Improved recoveries are further expected through the optimization of the elution circuit and acid wash circuit.

Construction continues on the haul road linking the Saramacca deposit to the Rosebel mill, with completion of the final surface expected in the first half of 2020. Rosebel is also continuing to evaluate the underground mining potential of the Saramacca deposit which could result in significantly lower waste volumes, reducing the mining area footprint and potentially improving profitability.

WESTWOOD

The Company expects production at Westwood in 2020 to be in the range of 90,000 to 110,000 ounces as mining and development activities continue to ramp up, incorporating modified mining methods and operational practices developed to promote the safe exploitation of the ore bodies while targeting lower dilution. During the ramp-up period the mill feed will be supplemented with lower grade surface material from satellite prospects.

With a strategic focus to progress development activities in the production and development blocks, the Company is expected to deliver its 2020 production and cost targets while continuing to ramp up to full production by 2022. The Company plans to undertake approximately 9 kilometres of lateral development in 2020.

INCOME TAXES

The Company expects to pay cash taxes in the range of $30 million to $45 million in 2020. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes, and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

______________________________

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

DEPRECIATION EXPENSE

Depreciation expense in 2020 is expected to be in the range of $260 million to $270 million.

CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Owner-operator
Essakane	$40	$100	$140
Rosebel	55	60	115
Westwood	25	25	50
	120	185	305
Corporate and development projects[3]	—	65	65
Total[4,5,6] (±5%)	$120	$250	$370

1	Sustaining capital includes capitalized stripping of $15 million for Rosebel.
2	Non-sustaining capital includes capitalized stripping of $80 million for Essakane and $35 million for Rosebel.
3	Includes attributable capital expenditures for the Côté Gold Project (70%).
4	Includes $11 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.
5	Capitalized borrowing costs are not included.
6	In addition to the above capital expenditures, $20 million in total principal lease payments are expected.

Capital expenditures of $370 million ± 5% reflects an increase over 2019 as the Company completes the Saramacca Project, invests in strategic pushbacks required at Essakane and Rosebel to secure future mine production, and advances growth projects as outlined in the non-sustaining capital section below. Increased sustaining capital relative to 2019 is a reflection of higher development at Westwood.

Sustaining

Sustaining capital guidance of $120 million increased relative to 2019. Total sustaining capitalized stripping of $15 million is consistent with 2019 levels, with 2020 activity primarily focused on strategic pit pushbacks at Rosebel to unlock higher grade ore zones, which is partially offset by lower sustained stripping at Essakane.

Non-sustaining (Development/Expansion)

Non-sustaining capital guidance of $250 million reflects $100 million at Essakane including $80 million in expansionary capitalized stripping targeting strategic pushbacks within the Essakane Main Zone to provide ore access for future mine production, $60 million at Rosebel including the completion of development work at Saramacca and strategic pushbacks within the Rosebel concession to provide access to higher grade zones for future mine production, and $25 million at Westwood primarily for ramp-up development. Additionally, the $65 million for corporate and development projects primarily relates to progressing the Côté Gold and Boto Gold projects. In advance of a construction decision, capital expenditures for the Côté Gold Project are expected to be approximately $35 million to continue progressing the Early Works phase, including site tree clearing, access road development, advancement of the construction camp facilities, and advancing detailed project engineering in an effort to further de-risk the project execution phase. The projected spend of approximately $30 million for the Boto Gold Project is expected to further de-risk the Project in preparation for a construction decision; activities will primarily focus on road and camp construction and advancing project engineering. Development project updates are expected to be provided in the first quarter of 2020, with any associated capital expenditures expected to be provided at that time.

OUTLOOK FOR 2021

The Company expects 2021 attributable gold production to be in the range of 760,000 to 840,000 ounces, approximately 10% higher than the expected 2020 production levels. At Essakane, production is expected to be between 355,000 and 385,000 ounces due to high capitalized stripping with marginally lower production but marginally better grades. At Rosebel, production is expected to be between 305,000 and 335,000 ounces due to higher ore availability and higher grades. Westwood production is expected to be between 100,000 to 120,000 ounces as it continues to ramp up.

Capital expenditures, not inclusive of development projects, are expected to be approximately $250 million with the expected completion of the development of Saramacca in 2020 and lower capitalized stripping compared to 2020.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

The market price of gold closed at $1,515 per ounce at the end of 2019. This represented an appreciation of approximately 18% since the beginning of the year. During 2019, gold rallied above $1,550 per ounce for the first time since 2013. Many factors contributed to gold’s strength in 2019. Unpredictable U.S. trade policy and Middle East instability, in addition to accommodative monetary policies by a number of Central Banks globally all combined to support gold’s positive trend. The price of gold is a key driver of the Company’s profitability.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018
Average market gold price ($/oz)	$1,481	$1,226	$1,392	$1,268
Average realized gold price[1] ($/oz)	$1,480	$1,233	$1,396	$1,270
Closing market gold price ($/oz)			$1,515	$1,279

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures in 2019 are the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The Canadian dollar appreciated approximately 5% against the U.S. dollar in 2019. Canadian economic data were generally stronger than market expectations. Throughout 2019, Canadian business sentiment also improved. All these contributed to the Canadian dollar's strength.

The euro depreciated approximately 2% against the U.S. dollar in 2019. The European Central Bank had a more accommodative monetary policy than most other Central Banks. It renewed its balance sheet expansion in 2019 with an increased amount of Quantitative Easing. In addition, interest rates dropped further into negative territory, and Brexit politics was a market distraction. All these explained the poor euro performance. Going forward the Company will have little euro exposure as it sells a portion of its gold in euros to meet its expenses in West Africa.

The Company is forecasting foreign exchange cash flows of approximately C$300 million in 2020. These exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. Refer to Financial condition - Market risk section for more information.

The price of Brent appreciated approximately 22%, while West Texas Intermediate (WTI) rose approximately 36% in 2019. Crude oil prices rose on heightened geopolitical risks and falling US inventory. The latter had a more significant impact on WTI.

The Company expects its fuel consumption in 2020 to be the equivalent of approximately 1.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018
Average rates
U.S.$ / Canadian $	1.3198	1.3218	1.3268	1.2961
€ / U.S.$	1.1073	1.1408	1.1194	1.1809
Closing rates
U.S.$ / Canadian $			1.2963	1.3644
€ / U.S.$			1.1227	1.1456
Average Brent price ($/barrel)	$62	$69	$64	$72
Closing Brent price ($/barrel)			$66	$54
Average WTI price ($/barrel)	$57	$59	$57	$65
Closing WTI price ($/barrel)			$61	$45

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2020 production levels:

		Annualized impact on	Annualized impact on	Annualized impact on
	Change of	Cost of Sales[1] $/oz	Total Cash Costs[2] $/oz	All-in Sustaining
Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$12/oz	$12/oz	$13/oz
U.S.$ / Canadian $	$0.10	$12/oz	$12/oz	$17/oz
1

Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

ANNUAL UPDATES

OPERATIONS

The table below presents gold sales attributable to the Company and average realized gold price1 per ounce sold.

	Attributable Gold Sales[1]			Average Realized Gold Price[2]
	(000s oz)			($/oz)
Three months ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator	184	206	212	$1,480	$1,233	$1,277
Discontinued operations
Joint Ventures	12	14	18	1,488	1,235	1,276
	196	220	230	$1,480	$1,233	$1,277

	Attributable Gold Sales[1] (000s oz)			Average Realized Gold Price[2] ($/oz)
Years ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator	707	812	806	$1,397	$1,270	$1,261
Discontinued operations
Joint Ventures	52	60	65	1,390	1,270	1,259
	759	872	871	$1,396	$1,270	$1,261
1	Includes Essakane and Rosebel at 90% and 95%, respectively.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

The table below presents gold production attributable to the Company and cost of sales2 per ounce sold.

	Gold Production (000s oz)			Cost of Sales[1] ($ per ounce)
Three months ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator
Essakane (90%)	94	103	102	$767	$763	$792
Rosebel (95%)	56	85	79	1,108	856	766
Westwood (100%)	29	28	29	1,019	1,086	909
Total owner-operator	179	216	210	$912	$843	$802
Discontinued operations
Joint Ventures	13	15	18
Total operations	192	231	228
Cost of sales[1] ($/oz)				$912	$843	$802

	Gold Production (000s oz)			Cost of Sales[1] ($ per ounce)
Years ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator
Essakane (90%)	368	405	389	$884	$762	$785
Rosebel (95%)[2]	251	287	302	1,007	857	755
Westwood (100%)[3]	91	129	125	1,061	886	844
Total owner-operator	710	821	816	$950	$815	$783
Discontinued operations
Joint Ventures	52	61	66
Total operations	762	882	882
Cost of sales[1] ($/oz)				$950	$815	$783
1

Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	Cost of sales per ounce sold for Rosebel does not include the impact of normalization of costs for the year ended 2019 of $12 per ounce (2018 - $nil; 2017 - $nil).
3	Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the year ended 2019 of $15 per ounce (2018 - $nil; 2017 - $1 per ounce).

______________________________

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2

Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The table below presents total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Total Cash Costs[1] ($ per ounce produced)			All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator
Essakane (90%)	$848	$723	$715	$1,006	$1,114	$990
Rosebel (95%)	1,074	774	700	1,307	981	1,018
Westwood (100%)	1,007	1,102	928	1,117	1,334	1,017
Total owner-operator[2]	$944	$792	$739	$1,175	$1,141	$1,068
Discontinued operations
Joint Ventures	982	858	882	951	862	1,114
Total operations	$947	$797	$751	$1,161	$1,123	$1,071
Cash costs, excluding royalties	$878	$746	$698
Royalties	69	51	53
Total cash costs[1]	$947	$797	$751
All-in sustaining costs[1]				$1,161	$1,123	$1,071

	Total Cash Costs[1] ($ per ounce produced)			All-in Sustaining Costs[1] ($ per ounce sold)
Years ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator
Essakane (90%)	$871	$718	$738	$1,028	$1,002	$957
Rosebel (95%)[3]	958	831	716	1,165	1,006	931
Westwood (100%)[4]	911	884	824	1,079	1,073	972
Total owner-operator[2]	$907	$783	$743	$1,141	$1,068	$1,001
Discontinued operations
Joint Ventures	915	914	909	904	921	1,023
Total operations	$907	$793	$755	$1,124	$1,057	$1,003
Cash costs, excluding royalties	$842	$739	$703
Royalties	65	54	52
Total cash costs[1]	$907	$793	$755
All-in sustaining costs[1]				$1,124	$1,057	$1,003
1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 38.
3

Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Rosebel include the impact of normalization of costs for the year ended 2019 of $12 per ounce (2018 - $nil; 2017 - $nil).

4

Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the year ended 2019 of $15 per ounce (2018 - $nil; 2017 - $1 per ounce).

______________________________

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CAPITAL EXPENDITURES

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2019[1]	2018[2]	2017[2]	2019[1]	2018[2]	2017[2]
Continuing operations
Sustaining
Essakane[3]	$9.8	$35.4	$20.9	$39.0	$102.5	$68.3
Rosebel[3]	9.4	11.0	19.1	42.7	43.7	51.2
Westwood	3.3	6.6	4.0	13.8	23.5	17.5
Total gold segments	22.5	53.0	44.0	95.5	169.7	137.0
Corporate and other	—	0.1	1.0	0.4	1.2	1.4
Total capital expenditures	22.5	53.1	45.0	95.9	170.9	138.4
Discontinued operations
Joint Ventures[4]	—	—	2.0	—	—	4.3
	$22.5	$53.1	$47.0	$95.9	$170.9	$142.7
Continuing operations
Non-sustaining (Development/Expansion)
Essakane	$13.7	$23.6	$9.0	$62.0	$55.7	$14.1
Rosebel	14.1	5.7	3.6	41.0	21.0	8.2
Westwood	3.2	7.9	9.5	17.9	31.6	43.6
Total gold segments	31.0	37.2	22.1	120.9	108.3	65.9
Corporate and other	1.1	0.4	0.9	3.3	3.9	0.9
Côté Gold Project	6.8	4.7	4.0	31.3	17.8	5.3
Total capital expenditures	38.9	42.3	27.0	155.5	130.0	72.1
Discontinued operations
Joint Ventures[4]	—	0.4	2.2	—	1.2	5.7
	$38.9	$42.7	$29.2	$155.5	$131.2	$77.8
Continuing operations
Total
Essakane	$23.5	$59.0	$29.9	$101.0	$158.2	$82.4
Rosebel	23.5	16.7	22.7	83.7	64.7	59.4
Westwood	6.5	14.5	13.5	31.7	55.1	61.1
Total gold segments	53.5	90.2	66.1	216.4	278.0	202.9
Corporate and other	1.1	0.5	1.9	3.7	5.1	2.3
Côté Gold Project	6.8	4.7	4.0	31.3	17.8	5.3
Total capital expenditures	61.4	95.4	72.0	251.4	300.9	210.5
Discontinued operations
Joint Ventures[4]	—	0.4	4.2	—	1.2	10.0
	$61.4	$95.8	$76.2	$251.4	$302.1	$220.5
Capitalized Stripping
(Included in Sustaining and Non-sustaining)
Essakane[5]	$7.6	$11.5	$10.1	$34.0	$58.4	$31.0
Rosebel[5]	3.8	1.4	3.0	6.7	6.6	15.8
Total gold segments	$11.4	$12.9	$13.1	$40.7	$65.0	$46.8

1	Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.
2	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.
3

On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the fourth quarter 2019 were $8.8 million and $8.9 million, respectively (2018 - $31.9 million and $10.5 million; 2017 - $18.8 million and $18.1 million), and for the year ended 2019 were $35.1 million and $40.6 million, respectively (2018 - $92.3 million and $41.5 million; 2017 - $61.5 million and $48.6 million).

4	Attributable capital expenditures of Sadiola (41%).
5

Includes non-sustaining capitalized stripping for Essakane and Rosebel for the fourth quarter 2019 of $7.6 million and $3.4 million, respectively (2018 - $nil; 2017 - $nil) and for the year ended 2019 of $30.4 million and $3.4 million, respectively (2018 - $nil; 2017 - $nil).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%) Summarized Results 100% Basis, unless otherwise stated

	Three months ended			Years ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Mine operating statistics
Ore mined (000s t)	5,557	3,927	3,490	17,702	13,866	11,811
Waste mined (000s t)	9,268	9,492	8,709	38,605	36,825	35,697
Total material mined (000s t)	14,825	13,419	12,199	56,307	50,691	47,508
Strip ratio[1]	1.7	2.4	2.5	2.2	2.7	3.0
Ore milled (000s t)	3,213	3,089	3,572	13,373	13,031	13,891
Head grade (g/t)	1.07	1.27	1.06	1.04	1.18	1.07
Recovery (%)	94	90	92	91	91	90
Gold production - (000s oz)	104	114	113	409	450	432
Attributable gold production - 90% (000s oz)	94	103	102	368	405	389
Gold sales - (000s oz)	109	105	113	413	444	433

Performance measures
Average realized gold price[2] ($/oz)	$1,476	$1,232	$1,277	$1,400	$1,269	$1,261
Cost of sales[3] ($/oz)	$767	$763	$792	$884	$762	$785
Cash costs[2] excluding royalties ($/oz)	$775	$674	$665	$805	$663	$686
Royalties ($/oz)	$73	$49	$50	$66	$55	$52
Total cash costs[2] ($/oz)	$848	$723	$715	$871	$718	$738
All-in sustaining costs[2] ($/oz)	$1,006	$1,114	$990	$1,028	$1,002	$957
1	Strip ratio is calculated as waste mined divided by ore mined.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3

Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the 10% non-controlling interest).

Attributable gold production for both the fourth quarter and year ended 2019 was lower by 9%, compared to the same prior year periods, as ore feed was sourced from lower grade zones due to the mine sequencing plan. The impact of lower grades was partially offset by higher throughput realized due to the mill feed comprising a lower percentage of hard rock and higher recoveries.

Material mined in the fourth quarter and year ended 2019 was higher compared to the same prior year periods due to increased mining fleet size and availability combined with the higher utilization of contractors. Ore mined for the fourth quarter and year ended 2019 was higher compared to the same prior year periods as mining continued through lower grade ore zones to support the heap leach operations at the end of CIL operations.

The CIL and Heap Leach feasibility study at Essakane was completed in the fourth quarter 2019 and concluded that increasing CIL plant capacity and postponing the heap leach operation to the end of life of mine is more economical than operating both a heap leach and the CIL plant in parallel (see news release dated November 6, 2019). Detailed engineering and procurement of long lead items continues to progress to increase CIL capacity to 11.7 million tonnes per annum (at 100% hard rock) compared to the original nameplate capacity of 10.8 million tonnes per annum (at 100% hard rock).

Cost of sales per ounce sold for the fourth quarter and year ended 2019 were higher by 1% and 16%, respectively, compared to the same prior year periods primarily due to higher operating costs, lower sales volumes and higher royalties due to higher realized gold prices, partially offset by a reversal of previous impairments relating to ore stockpiles. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives. A stronger U.S. dollar relative to the euro helped to alleviate these cost pressures.

Total cash costs per ounce produced for the fourth quarter and year ended 2019 were higher by 17% and 21%, respectively, compared to the same prior year periods. As noted above, these cost pressures combined with lower production, were partially offset by the stronger U.S. dollar relative to the euro. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains and losses from hedging programs of $2 loss and $2 gain per ounce produced, respectively (2018 - $9 gain and $17 gain).

All-in sustaining costs per ounce sold for the fourth quarter were lower by 10% compared to the same prior year period, primarily due to lower sustaining capital expenditures compared to the fourth quarter 2018 that included down payments for additions to the fleet, partially offset by higher cost of sales per ounce. All-in sustaining costs per ounce sold for the year ended 2019 were 3% higher compared to the prior year, primarily due to increased cost of sales per ounce partially offset by lower sustaining capital. Included in total cash costs and all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains and losses from hedging programs of $2 loss and $1 gain per ounce sold, respectively (2018 - $10 gain and $19 gain).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Sustaining capital expenditures for the fourth quarter 2019 of $9.8 million included mobile equipment of $3.4 million, capital spares of $2.6 million, resource development of $0.6 million, power generator overhaul of $0.4 million, and various other sustaining capital expenditures of $2.8 million. Non-sustaining capital expenditures of $13.7 million included capitalized stripping of $7.6 million, tailings liners and dams of $4.3 million, mill optimization of $1.3 million and mobile equipment of $0.5 million.

Sustaining capital expenditures for the year ended 2019 of $39.0 million included mobile equipment of $10.5 million, capital spares of $9.5 million, camp and safety improvements $3.7 million, capitalized stripping of $3.6 million, mill enhancements $3.2 million, resource development of $2.5 million, power generator overhaul of $1.6 million and various other sustaining capital expenditures of $4.4 million. Non sustaining capital expenditures for the year ended 2019 of $62.0 million included capitalized stripping of $30.4 million, tailings liners and dams of $20.9 million, mobile equipment of $5.8 million, heap leach and CIL optimization study of $2.6 million and mill upgrade of $2.3 million.

Outlook

Essakane's attributable production in 2020 is expected to be between 365,000 and 385,000 ounces. Capital expenditures are expected to be approximately $140 million, comprising $40 million of sustaining capital expenditures and $100 million of non-sustaining capital expenditures. Sustaining capital of $40 million includes capital spares ($13 million), mobile equipment ($7 million), security enhancements ($7 million), generator overhaul ($3 million), mill equipment ($3 million), resource development ($2 million), and other sustaining capital expenditures ($5 million). Non-sustaining capital of $100 million includes expansionary capitalized stripping ($80 million), tailings liners ($11 million), mill upgrades ($7 million) and a tailings thickening plant ($2 million).

Suriname – Rosebel Mine (IAMGOLD interest – 95%) Summarized Results 100% Basis, unless otherwise stated

	Three months ended			Years ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Mine operating statistics
Ore mined (000s t)	2,318	4,497	3,783	12,277	16,098	15,028
Waste mined (000s t)	10,602	12,136	11,633	41,049	48,076	47,802
Total material mined (000s t)	12,920	16,633	15,416	53,326	64,174	62,830
Strip ratio[1]	4.6	2.7	3.1	3.3	3.0	3.2
Ore milled (000s t)	2,900	3,037	3,249	12,166	12,209	12,832
Head grade (g/t)	0.68	0.95	0.87	0.71	0.82	0.83
Recovery (%)	94	96	92	95	94	93
Gold production - (000s oz)	59	89	83	264	302	318
Attributable gold production - 95% (000s oz)	56	85	79	251	287	302
Gold sales - (000s oz)	60	91	78	254	304	306

Performance measures
Average realized gold price[2] ($/oz)	$1,483	$1,234	$1,277	$1,387	$1,268	$1,260
Cost of sales[3,4] ($/oz)	$1,108	$856	$766	$1,007	$857	$755
Cash costs[2] excluding royalties ($/oz)	$985	$707	$631	$877	$760	$647
Royalties ($/oz)	$89	$67	$69	$81	$71	$69
Total cash costs[2] ($/oz)	$1,074	$774	$700	$958	$831	$716
All-in sustaining costs[2] ($/oz)	$1,307	$981	$1,018	$1,165	$1,006	$931
1	Strip ratio is calculated as waste mined divided by ore mined.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3

Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the 5% non-controlling interest).

4	Cost of sales per ounce sold does not include the impact of normalization of costs for the year ended 2019 of $38 per ounce (2018 - $nil; 2017 - $nil).

Attributable gold production for the fourth quarter and year ended 2019 was lower by 34% and 13%, respectively, compared to the same prior year periods as ore feed was sourced from lower grade zones due to a security incident in the third quarter which resulted in the temporary suspension of mining activities. As mining activities resumed and continued to ramp up in the fourth quarter, the mill continued to process primarily low grade stockpiles which resulted in lower head grades than the prior period. The carbon-in-column plant continued to perform favourably with an additional 2,000 ounces recovered from tailings in the fourth quarter 2019, bringing year-to-date tailings recoveries to 7,600 ounces. The plant exceeded the current year target recovery of 5,000 ounces in the third quarter at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

Mining activities continued at Saramacca in the fourth quarter 2019 following the delivery of first ore (see news release dated October 31, 2019) with the development of additional ore storage capacity on site and commencement of grade control drilling. Material mined from Saramacca continued to be delivered to the Rosebel mill through the use of an alternate road. Construction of the haul road progressed in the fourth quarter with bush clearing activities substantially complete. Construction of the haul road along with site infrastructure is expected to be completed in the first half of 2020. Deliveries of hauling and mining equipment

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

continued in the fourth quarter, with an additional eight haul trucks and four loaders received to support the ramp-up of mining activities in 2020.

Cost of sales per ounce sold for the fourth quarter and year ended 2019 were higher by 29% and 17%, respectively, compared to the same prior year periods. This was primarily due to the reduction in sales volumes, partially offset by a reversal of previous impairments relating to ore stockpiles and lower mining costs as mining activity continued to ramp up.

In accordance with International Financial Reporting Standards, Rosebel reduced the cash costs and depreciation attributed to inventory for the year ended 2019 by $9.6 million and $3.6 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined. Normalization of fixed overhead was discontinued at the end of the third quarter 2019. Rosebel reduced total cash costs and all-in sustaining costs for the year ended 2019 by $36 per ounce produced and $38 per ounce sold (2018 - $nil and $nil).

Total cash costs per ounce produced for the fourth quarter and year ended 2019 were higher by 39% and 15%, respectively, compared to the same prior year periods primarily due to the reduction in volume produced partially offset by the factors noted above. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from hedging programs of $nil and $1 per ounce produced, respectively (2018 - $4 gain and $8 gain).

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2019 were higher by 33% and 16%, respectively, compared to the same prior year periods. This is primarily due to the reduction in sales volumes partially offset by reduced mining costs as noted above and lower sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from hedging programs of $nil and $1 per ounce sold, respectively (2018 - $4 gain and $8 gain).

Sustaining capital expenditures for the fourth quarter 2019 of $9.4 million included capital spares of $5.1 million, pit infrastructure of $0.7 million, tailings management of $0.5 million, capitalized stripping of $0.4 million and various other sustaining capital expenditures of $2.7 million. Non-sustaining capital expenditures for the fourth quarter 2019 of $14.1 million included $10.7 million related to the Saramacca Project and $3.4 million of capitalized stripping.

Sustaining capital expenditures for the year ended 2019 of $42.7 million included capital spares of $21.1 million, mill equipment of $4.9 million, capitalized stripping of $3.3 million, pit infrastructure of $2.6 million, resource development of $1.9 million, mobile equipment of $1.8 million, tailings management of $1.6 million, and various other sustaining capital expenditures of $5.5 million. Non-sustaining capital expenditures for the year ended 2019 of $41.0 million included $37.6 million related to the Saramacca Project and $3.4 million of capitalized stripping.

Outlook

Rosebel's attributable production in 2020 is expected to be between 245,000 and 265,000 ounces. Capital expenditures are expected to be approximately $115 million, comprising $55 million of sustaining and $60 million of non-sustaining capital. Sustaining capital of $55 million includes capitalized stripping ($15 million), capital spares ($17 million), mill upgrades ($6 million), resource development ($5 million), pit infrastructure and dewatering ($3 million), tailings management ($4 million), mobile equipment ($3 million), and other small projects ($2 million). Non-sustaining capital of $60 million is to complete the development work at Saramacca and secure strategic expansionary pushbacks within the Rosebel concession.

Canada – Westwood Mine (IAMGOLD interest – 100%) Summarized Results

	Three months ended			Years ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Mine operating statistics
Ore mined (000s t)	173	133	110	537	576	518
Ore milled (000s t)	218	136	139	625	693	624
Head grade (g/t)	4.37	6.78	6.96	4.82	6.11	6.61
Recovery (%)	93	95	95	94	94	94
Gold production - (000s oz)	29	28	29	91	129	125
Gold sales - (000s oz)	29	26	36	94	124	125

Performance measures
Average realized gold price[1] ($/oz)	$1,486	$1,232	$1,276	$1,407	$1,274	$1,262
Cost of sales[2,3] ($/oz)	$1,019	$1,086	$909	$1,061	$886	$844
Total cash costs[1] ($/oz)	$1,007	$1,102	$928	$911	$884	$824
All-in sustaining costs[1] ($/oz)	$1,117	$1,334	$1,017	$1,079	$1,073	$972
1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2	Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an ounce sold basis.
3	Cost of sales per ounce sold does not include the impact of normalization of costs for the year ended 2019 of $121 per ounce (2018 - $nil; 2017 - $6 per ounce).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Gold production for the fourth quarter 2019 was 4% higher than the same prior year period primarily due to higher throughput partially offset by lower head grades. Gold production for 2019 was 29% lower than the prior year primarily due to lower throughput and head grades.

Mining activities in 2019 were affected by increased seismic activity in the fourth quarter 2018 and were limited to lower grade stopes, resulting in lower head grades than prior year periods. Included in ore mined for the quarter and year ended 2019 was 33 tonnes of ore mined from a satellite deposit. Head grade, excluding marginal ore and ore mined from the satellite pit for the fourth quarter and year ended 2019 was 6.44 g/t Au and 5.70 g/t Au, respectively (2018 - 6.78 g/t Au and 7.16 g/t Au).

Underground development continued to progress in the fourth quarter 2019 to open up access to new mining areas with lateral development of approximately 1,520 metres in the fourth quarter 2019 and 7,530 metres in the year ended 2019, averaging 16 and 20 metres per day respectively. Development at Westwood continues and is expected to increase by 10% to 60% of current levels with a three to four year ramp-up to steady state production levels (see news release dated December 12, 2019).

In accordance with International Financial Reporting Standards, the Company reduced the cash costs and depreciation attributed to inventory for the year ended 2019 by $11.3 million and $5.0 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. Normalization of fixed overhead was discontinued at the end of the first quarter 2019. The Company reduced total cash costs and all-in sustaining costs for the year ended 2019 by $125 per ounce produced and $121 per ounce sold, respectively (2018 - $nil and $nil).

Cost of sales per ounce sold and total cash costs per ounce produced for the fourth quarter 2019 were lower by 6% and 9% respectively, compared to the same prior year period, primarily due to higher sales and production volumes. Cost of sales per ounce sold and total cash costs per ounce produced for the year ended 2019 were higher compared to the prior year by 20% and 3%, respectively. This is primarily due to the reduction in sales and production volumes partially offset by reduced operating costs due to labour reductions. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from currency hedging programs of $2 and $2 per ounce produced, respectively (2018 - $nil and $4 gain).

All-in sustaining costs per ounce sold for the fourth quarter were lower compared to the same prior year period by 16%, primarily due to lower cost of sales per ounce, lower sustaining capital expenditures due to reduced development and an increase in sales volume in 2019. All-in sustaining costs per ounce sold for the year ended 2019 were comparable to the same prior year period, this is due to the reduction in sales volumes being offset by reduced operating costs due to labour reductions. Included in all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from currency hedging programs of $2 and $2 per ounce sold, respectively (2018 - $1 loss and $5 gain).

Sustaining capital expenditures for the fourth quarter 2019 of $3.3 million included deferred development of $2.0 million, underground construction of $0.5 million, underground fixed equipment of $0.4 million, and various other sustaining capital expenditures of $0.4 million. Non-sustaining capital expenditures for the fourth quarter 2019 of $3.2 million included deferred development of $2.3 million, underground construction of $0.5 million and development drilling of $0.4 million.

Sustaining capital expenditures for the year ended 2019 of $13.8 million included deferred development of $9.1 million, underground fixed equipment of $1.6 million, underground construction of $1.3 million and other sustaining capital expenditures of $1.8 million. Non-sustaining capital expenditures for the year ended 2019 of $17.9 million included deferred development of $11.7 million, underground construction of $2.8 million, development drilling of $2.5 million and other non-sustaining capital expenditures of $0.9 million.

Outlook

Westwood’s production in 2020 is expected to be between 90,000 and 110,000 ounces as mining and development activities continue to ramp up, while respecting safety protocols for areas where seismicity is present. Capital expenditures are expected to be approximately $50 million, consisting of $25 million in sustaining and $25 million in non-sustaining capital. Sustaining capital of $25 million includes capitalized development ($13 million), fixed and mobile equipment ($5 million), underground construction ($4 million), and other sustaining capital ($3 million). Non-sustaining capital of $25 million includes expansion/ramp-up development ($14 million), fixed and mobile equipment ($6 million), resource drilling ($3 million) and other non-sustaining capital ($2 million).

In the fourth quarter 2019, the Company announced updated production guidance for Westwood based on a preliminary life of mine plan. The guidance incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. A life of mine plan and accompanying National Instrument 43-101 technical report is expected to be completed in the second quarter 2020.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

DISCONTINUED OPERATIONS

Mali – Sadiola Mine (IAMGOLD interest – 41%) Summarized Results 41% Basis

	Three months ended			Years ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Mine operating statistics
Total material mined (000s t)	—	—	1,175	—	1,134	5,394
Ore milled (000s t)	511	577	529	1,957	2,125	2,062
Head grade (g/t)	0.85	0.83	1.10	0.89	0.89	0.98
Recovery (%)	92	93	94	92	94	94
Attributable gold production - (000s oz)	13	14	18	52	59	63
Attributable gold sales - (000s oz)	12	13	17	52	58	62

Performance measures
Average realized gold price[1] ($/oz)	$1,488	$1,235	$1,276	$1,391	$1,270	$1,260
Total cash costs[1] ($/oz)	$982	$866	$880	$917	$925	$903
All-in sustaining costs[1] ($/oz)	$951	$871	$1,118	$905	$930	$1,014

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2019 was lower by 7% and 12%, respectively, compared to the same prior year periods primarily due to lower throughput. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the fourth quarter and year ended 2019 primarily consisted of the cost of processing stockpiles.

On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfilment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction ("Closing"), Sadiola will pay a dividend of $15 million pro rata to its shareholders.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.

As a result, an assessment was performed and an impairment loss of $36.3 million, which is the Company's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.

The total carrying value of $45.6 million is presented as current assets held for sale in the Consolidated balance sheets.

Mali - Yatela Mine (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited (SADEX), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (Yatela), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale in the Consolidated balance sheets.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In 2019, expenditures for exploration and project studies totaled $51.2 million compared to $80.5 million in the prior year, of which $34.5 million was expensed and $16.7 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration and project expenditures reflected the alignment of the planned activities with the self-funding strategy while continuing to advance core exploration programs and key project studies. Drilling activities on active projects and mine sites totaled approximately 272,000 metres for the year, slightly over the 2019 program guidance.

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2019	2018	2017	2019	2018	2017
Exploration projects - greenfield[1]	$6.2	$7.3	$7.0	$27.7	$31.0	$25.4
Exploration projects - brownfield[2]	5.2	7.2	9.5	19.3	25.8	31.1
	11.4	14.5	16.5	47.0	56.8	56.5
Feasibility and other studies[3]	1.6	7.2	5.3	4.2	23.7	11.5
	$13.0	$21.7	$21.8	$51.2	$80.5	$68.0
1

Exploration projects - greenfield included expenditures related to the Boto Gold Project for the three months and year ended December 31, 2019 of $0.3 million and $2.0 million, respectively (2018 - $1.1 million and $4.9 million; 2017 - $0.2 million and $1.3 million).

2

Exploration projects - brownfield for 2019, 2018 and 2017 excluded expenditures related to Joint Ventures of $nil, $0.2 million and $1.4 million, respectively, and included near-mine exploration and resource development of $9.9 million, $12.6 million and $10.6 million, respectively.

3

Feasibility and other studies included expenditures related to the Boto Gold Project for the three months and year ended December 31, 2019 of $1.5 million and $4.1 million, respectively (2018 - $0.3 million and $3.6 million; 2017 - $0.9 million and $0.9 million).

OUTLOOK

In 2020, planned exploration program spending (excluding project studies) will total $47 million, comprising near mine brownfield and greenfield exploration programs. Brownfield programs will continue to focus on expanding resources along the Saramacca-Brokolonko trend near Rosebel, and at current operations at Essakane. Drilling will also continue to target resource conversion at Westwood and further resource delineation at the nearby Rouyn Gold Project. Greenfield programs continue to focus on resource expansions and evaluation of priority targets at various exploration and development projects including: Côté Gold Project in Ontario, Nelligan Gold and Monster Lake Projects in Quebec, Boto Gold Project in Senegal, Diakha-Siribaya Gold Project in Mali, Pitangui Project in Brazil, and Karita Gold Project in Guinea.

The 2020 resource development and exploration program includes approximately 190,000 to 210,000 metres of diamond and reverse circulation (“RC”) drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$26	$26
Exploration projects - brownfield[2]	11	10	21
	$11	$36	$47
1	The 2020 planned spending for capitalized expenditures of $11 million is included in the Company's capital spending guidance of $370 million (±5%).
2	Exploration projects - brownfield include planned near-mine exploration and resource development of $11 million.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

As at December 31, 2019, the Côté Gold Project reported (all figures quoted on a 100% basis) estimated proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news releases dated February 18, 2020).

In January 2019, the Company announced a deferral of the decision to proceed with the construction of the Côté Gold Project (see news release dated January 28, 2019).

During the fourth quarter 2019, de-risking activities continued at the Côté Gold Project, with project engineering now approximately 46% complete. De-risking activities remain within capital expenditure guidance and include geotechnical evaluation and modelling of the proposed tailings management facility, updating the resource block model, and advancing project permitting. In addition, the Company continues to refine and incorporate technology benefits from mine automation.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Throughout 2019, the Company reported assay results from approximately 6,800 metres of diamond drilling completed on the new Gosselin Zone discovery, located approximately 1.5 kilometres northeast of the Côté Gold deposit. Results included the following highlights: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28 g/t Au (see news release dated July 30, 2019). In the fourth quarter 2019, approximately 1,900 metres of additional diamond drilling was completed to evaluate the new discovery for near-surface mineralized extensions as well as evaluate the continuity of mineralization between the Gosselin and Young-Shannon zones.

In 2020, approximately 14,000 metres of diamond drilling is planned to continue to evaluate the resource potential of this new discovery as well as evaluate other identified targets on the property. In addition, in advance of a construction decision, the Company expects to further de-risk the execution phase of the Project. Capital expenditures of approximately $35 million are planned in 2020, to continue progressing the Early Works phase, including site tree clearing, access road development, advancement of the construction camp facilities, and advancing detailed project engineering.

Boto Gold Project, Senegal

As at December 31, 2019, the Boto Gold Project (on a 100% basis) reported estimated probable mineral reserves totaling 29.0 million tonnes grading 1.7 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news releases dated January 13, 2020 and February 18, 2020).

During the fourth quarter 2019, the Company continued to optimize the design elements of the Boto Gold Project while also maintaining stakeholder engagement. The drilling program undertaken during the year included further resource delineation and evaluation of potential resource expansions adjacent to the Malikoundi design pit, as well as condemnation drilling of proposed infrastructure sites. In the fourth quarter, drilling activities resumed with approximately 1,200 metres of diamond drilling completed to target the conversion of inferred resources to an indicated category.

Subsequent to the quarter, the Company announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The receipt of the mining permit positions the Project for a development decision and eventual production. The Company also released the results of various development and operating optimizations undertaken since the completion of the 2018 Feasibility Study. The optimized study contemplates an operation that is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the Project has an after-tax net present value (using a 6% discount rate) of $219 million using a gold price assumption of $1,350 per ounce (see news releases dated October 22, 2018 and January 13, 2020).

In 2020, exploration efforts will continue to focus on delineation drilling aimed at converting and upgrading inferred resources as well as continued exploration to expand existing resources or discover new zones of mineralization within the exploitation permit. In addition, in advance of a construction decision, the Company expects capital expenditures of approximately $30 million in 2020 to further de-risk the Project with activities primarily focused on road and camp construction and advancing project engineering.

Transfer from Exploration and evaluation assets to Property, plant and equipment - Construction in progress

Upon receipt of an approved exploitation permit application from the Government of the Republic of Senegal in the fourth quarter 2019, the Boto Gold Project was determined to have achieved technical feasibility and commercial viability. Costs capitalized to the Boto Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress.

BROWNFIELD EXPLORATION PROJECTS

The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2019 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2019, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 112.2 million tonnes grading 1.0 g/t Au for 3.4 million contained ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 135.6 million tonnes grading 1.0 g/t Au for 4.2 million contained ounces and attributable inferred resources totaled 11.3 million tonnes grading 1.1 g/t Au for 401,000 contained ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces (see news release dated February 18, 2020).

During the fourth quarter 2019, the Company announced the results of the Carbon-In-Leach ("CIL") and Heap Leach feasibility study which supported an investment to optimize the mill and increase CIL plant capacity while postponing heap leach operations until the end of Essakane’s mine life (see news release dated November 6, 2019).

During 2019, approximately 16,500 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions. Drilling was focused on resource expansion and conversion in an effort to replace depletion from mining activities and support the feasibility study at the Essakane Main Zone (“EMZ”), as well as to evaluate the resource potential of soft oxide mineralization southeast of the EMZ and at the Tassiri satellite prospect.

During the fourth quarter 2019, approximately 1,800 metres of RC drilling were completed with a primary focus on condemnation drilling at Falagountou.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

In 2020, approximately 8,500 metres of diamond and reverse circulation drilling is planned to target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

Rosebel, Suriname

As at December 31, 2019, the Company reported total estimated attributable proven and probable mineral reserves at Rosebel, including the Saramacca deposit, of 133.2 million tonnes grading 1.0 g/t Au for 4.4 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 286.7 million tonnes grading 1.0 g/t Au for 8.9 million contained ounces and attributable inferred resources totaled 68.8 million tonnes grading 0.9 g/t Au for 1.9 million contained ounces (see news release dated February 18, 2020).

During 2019, the Company completed approximately 70,000 metres of diamond and RC drilling focused on evaluating potential resource expansions in the vicinity of existing operations. In the fourth quarter 2019, approximately 30,000 metres of diamond and RC drilling were completed which continued to focus on testing mineralization both along strike and below the current Saramacca reserve pit design. In addition, grade control and infill drilling program was completed on the Saramacca deposit, as well as the Rosebel, J Zone, and Pay Caro pits. Drilling also resumed on selected targets of the Brokolonko concession situated along the general Saramacca trend. Throughout 2019, the Company reported results from drilling focused on testing the underground potential of Saramacca, which included the following highlights: 21.0 metres grading 6.05 g/t Au; 22.7 metres grading 8.54 g/t Au; 24.0 metres grading 9.67 g/t Au (see news release dated August 7, 2019).

In 2020, approximately 55,000 metres of diamond and reverse circulation drilling is planned to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

Westwood, Canada

As at December 31, 2019, the Company reported total estimated attributable proven and probable mineral reserves at Westwood of 5.3 million tonnes grading 7.0 g/t Au for 1.2 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 5.1 million tonnes grading 9.0 g/t Au for 1.5 million contained ounces and attributable inferred resources totaled 6.2 million tonnes grading 8.6 g/t Au for 1.7 million contained ounces (see news release dated February 18, 2020).

During the fourth quarter 2019, underground excavation totaled 1,522 metres of lateral development for a total of 7,533 metres in 2019. In addition, approximately 20,000 metres of resource development diamond and RC drilling and approximately 1,600 metres of geotechnical drilling were completed in the fourth quarter for a total of approximately 73,000 metres of diamond and RC drilling in 2019. The diamond drilling program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined.

In 2020, approximately 56,000 metres of diamond and RC drilling are planned that will continue to focus of resource definition and development.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2019. Highlights included:

Diakha-Siribaya, Mali

As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 18, 2020).

Following the announcement of an updated mineral resource estimate in the first quarter 2019, a total of approximately 7,000 metres of diamond and RC drilling were completed prior to the onset of the rainy season during the third quarter. The purpose of the 2019 drill program was to selectively infill and expand resources at the Diakha deposit and test other high priority exploration targets.

The 2020 exploration program will continue to focus on testing for additional resource expansions at Diakha under shallow cover to the south and along strike. In addition, the program will aim to explore new targets within a 20-kilometre radius of Diakha, testing selected geochemical and geophysical targets.

Karita, Guinea

The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.

During 2019, a first pass drilling program totaling approximately 1,800 metres of RC drilling was completed ahead of the rainy season to follow up on a previously identified termite mound geochemical anomaly interpreted to be a possible extension of the mineralized trend between the Boto and Diakha deposits. The Company announced assay results from the drilling program which confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone and included the following highlights: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).

In 2020, a diamond and RC drill program totaling approximately 10,000 metres is planned and will focus on infill and step-out drilling to continue to delineate and develop the resource potential of this new discovery.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Pitangui, Brazil

As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources at the São Sebastião deposit of 3.3 million tonnes grading 4.4 g/t Au for 470,000 contained ounces; and inferred resources of 3.6 million tonnes grading 3.8 g/t Au for 433,000 contained ounces (see news release dated February 18, 2020).

Throughout 2019, approximately 12,300 metres of diamond drilling were completed to evaluate potential extensions of the São Sebastião deposit and test other targets on the property.

The 2020 exploration program totaling approximately 7,500 metres will continue to evaluate targeted resource expansions at depth and evaluate various exploration targets located on the large property position.

Monster Lake Joint Venture, Canada

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. During the fourth quarter, the Company provided notice that it had met its expenditure commitments under the terms of the earn-in option agreement, to increase its undivided interest in the Project to 75%.

As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.1 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 18, 2020).

During 2019, the Company completed a 5,300-metre winter drilling program and reported assay results which included the following highlights: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au (see news release dated July 23, 2019). The objective of the 2019 program was to target selected areas to discover additional zones of mineralization with potential to increase the total mineral resources on the property.

The 2020 exploration program will continue to evaluate the +4 kilometres long structural corridor hosting the 325-Megane zone for additional zones of mineralization. Priority will be put on the Annie Shear Zone to extend mineralization intersected during 2019.

Nelligan Joint Venture, Canada

The Nelligan Gold Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc.. During the fourth quarter, the Company announced that it exercised its option to increase its undivided interest by a further 24% and now holds an aggregate undivided interest of 75% in the Project (see news release dated December 11, 2019). In addition, during the fourth quarter 2019, the Company announced an initial resource (see news release dated October 22, 2019) and filed the supporting National Instrument 43-101 Technical Report (see news release dated December 4, 2019). The Nelligan Gold Project was also awarded the “Discovery of the Year” by the Association de l'Exploration Minière du Québec ("AEMQ") at its XPLOR 2019 Reconnaissance Gala (see news release dated October 25, 2019).

As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.0 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020).

During 2019, the Company completed approximately 17,500 metres of diamond drilling designed to infill and further test continuity of mineralization associated with the Renard Zone. These results, combined with past results, were used to complete the 2019 initial resource estimate in accordance with NI 43-101. In addition, the Company completed summer mapping and soil sampling programs to enhance its understanding of the mineral potential on the property. Assay results from the 2019 drilling program were reported throughout the year, with highlights including: 4.04 g/t Au over 16.7 metres; 2.22 g/t Au over 28.4 metres; 5.50 g/t Au over 17.3 metres; 1.82 g/t Au over 50.2 metres; and 1.26 g/t Au over 123.7 metres (see news releases dated May 30 and August 13, 2019).

In 2020, additional metallurgical tests will be completed to help refine the proposed process flow sheet. The Company also expects to drill approximately 8,000 metres of diamond drilling at Nelligan focused on infill drilling to improve resource classification as well as step-out drilling to evaluate potential resource extensions at depth and along strike. Regional exploration will also continue to define and evaluate other priority targets on the property.

Rouyn Option, Canada

In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with NI 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During 2019, approximately 20,000 metres of diamond drilling were completed to infill a portion of the Lac Gamble zone as well as to test selected exploration targets in the area of the historic Astoria deposit, located approximately 1 kilometre to the east of Lac Gamble zone. Assay results from the 2019 drilling program at Lac Gamble were reported throughout the year, with highlights including: 29.7 metres grading 8.96 g/t Au including 11.1 metres grading 17.49 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; and 10.05 metres grading 6.59 g/t Au (see news releases dated May 23, June 12, and July 31, 2019).

In 2020, the Company expects to complete approximately 14,000 metres of diamond drilling to further define and delineate the Lac Gamble zone, including infill drilling to upgrade resources to support a future resource estimation. The program will also continue to evaluate the resource potential at the nearby Astoria and other satellite targets.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Eastern Borosi Joint Venture, Nicaragua

The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.

As at December 31, 2019, the Company reported (on a 100% basis) underground inferred mineral resources of 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred mineral resources of 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 18, 2020).

During 2019, the Joint Venture completed approximately 5,500 metres of diamond drilling to continue to test selected vein structures for extensions to mineralization.

OTHER

Loma Larga (formerly Quimsacocha), Ecuador

The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 24.7%, payback period of 2.6 years and an after-tax net present value of $356 million (see INV Metals' news release dated November 29, 2018).

In 2019, INV Metals commenced engineering work to study the relocation of the proposed tailings management facility, reviewed project optimizations, continued stakeholder engagement, advanced project environmental permitting and advanced financing discussions.

The Company participated in INV Metals' common shares public equity offering during the first quarter 2019 to acquire an additional 1.6 million common shares at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million), to maintain a 35.6% ownership interest in INV Metals. The Company further participated in INV Metals' private placement of common shares during the fourth quarter 2019 to acquire an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million) to maintain a 35.6% ownership interest in INV Metals.

QUARTERLY FINANCIAL REVIEW

		2019				2018
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$293.4	$274.4	$246.5	$251.0	$274.3	$244.8	$277.4	$314.5
Net earnings (loss) from continuing operations[1,2]	$(291.1)	$(8.4)	$(18.5)	$(40.7)	$(37.3)	$(12.7)	$(15.4)	$42.5
Net earnings (loss) from discontinued operations	$(50.1)	$7.2	$4.2	$(0.6)	$4.7	$3.7	$(8.8)	$3.6
Net earnings (loss) attributable to equity holders of
IAMGOLD	$(353.9)	$(3.0)	$(14.4)	$(41.3)	$(34.8)	$(9.5)	$(26.2)	$42.3
Basic and diluted earnings (loss) attributable to
equity holders of IAMGOLD ($/share)	$(0.76)	$(0.01)	$(0.03)	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$0.09
1	In the first quarter 2018, Net earnings from continuing operations were higher primarily due to higher gross profit.
2	In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.

FINANCIAL CONDITION

IMPAIRMENT CHARGES, NET OF REVERSAL

The company performs impairment testing for its Property, plant and equipment and Exploration and evaluation assets when indications of potential impairment or reversal of previously recognized impairment are identified.

Doyon Cash Generating Unit

The Company studied various design approaches to Westwood and developed a preliminary life of mine plan in the fourth quarter 2019. The preliminary life of mine plan incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. The preliminary life of mine plan is not a National Instrument 43-101 technical report, but management's best estimate as at December 31, 2019. The Company continues to work with experts in seismically active, narrow vein underground mines in order to develop the updated mining and development plan for Westwood. The Company plans to complete an updated life of mine plan and technical report for Westwood in accordance with National Instrument 43-101 in the second quarter 2020. The measurable decrease in Westwood's estimated future cash flows anticipated in the preliminary life of mine plan, was considered to be an indicator of impairment for the Doyon CGU.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

As a result, an assessment was performed for the Doyon CGU, and it was determined that the carrying amount exceeded its recoverable amount of $117.0 million. This resulted in an impairment charge of $395.0 million being recognized in the Consolidated statements of earnings (loss).

Essakane Cash Generating Unit

As a result of the continued increase in the spot price of gold and the significant increase in analyst consensus for future gold prices, the Company increased its short-term and long-term gold price estimates as at December 31, 2019, which was considered to be an indicator of reversal of previously recognized impairment, as the gold price represented a significant change in the key inputs used to determine the Essakane CGU’s recoverable amount.

As a result, an assessment was performed for the Essakane CGU, and it was determined that the recoverable amount of $774.0 million exceeded its carrying amount. This resulted in a $122.0 million reversal of the previous impairment charge recorded in 2013 being recognized in the Consolidated statements of earnings (loss).

Sadiola Cash Generating Unit

On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.

As a result, an assessment was performed and an impairment loss of $36.3 million, the Company's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2019, the Company had $836.7 million in cash, cash equivalents and short-term investments.

As at December 31, 2019, the Company had $28.1 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.

As at December 31, 2019, the Company had C$198.9 million ($153.4 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($19.7 million) compared to December 31, 2018. The increase was primarily due to higher collateral requirements in the first quarter 2019 pursuant to the closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018.

As at December 31, 2019, the Company had short-term investments of $6.1 million.

Working capital as at December 31, 2019, was $997.0 million, up $137.3 million compared to December 31, 2018. The increase was due to higher current assets ($176.1 million), partially offset by higher current liabilities ($38.8 million).

Current assets as at December 31, 2019 were $1,263.0 million, up $176.1 million compared to December 31, 2018. The increase was primarily due to higher cash and cash equivalents ($215.5 million), assets classified as held for sale related to Sadiola ($45.6 million) and inventories ($33.8 million), partially offset by lower short-term investments ($112.9 million).

Current liabilities as at December 31, 2019 were $266 million, up $38.8 million compared to December 31, 2018. The increase was primarily due to liabilities classified as held for sale related to Yatela ($18.5 million), higher accounts payable and accrued liabilities ($15.9 million) and current portion of leases ($11.2 million), partially offset by lower other liabilities ($4.6 million).

Working Capital	December 31, 2019	December 31, 2018	December 31, 2017
Working capital[1] ($ millions)	$997.0	$859.7	$929.9
Current working capital ratio[2]	4.7	4.8	5.0
1	Working capital is defined as current assets less current liabilities.
2	Current working capital ratio is defined as current assets divided by current liabilities.

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants, including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at December 31, 2019.

As at December 31, 2019, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.

On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.

CONTRACTUAL OBLIGATIONS

Contractual obligations as at December 31, 2019 were $1,154.0 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.

		Payments due by period
As at December 31, 2019	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$577.3	$33.6	$66.5	$63.2	$414.0
Purchase obligations	124.4	119.2	3.3	1.1	0.8
Capital expenditure obligations	42.0	34.6	7.4	—	—
Lease obligations	65.2	16.2	27.8	19.3	1.9
Total contractual obligations	808.9	203.6	105.0	83.6	416.7
Asset retirement obligations	345.1	4.8	18.3	26.5	295.5
	$1,154.0	$208.4	$123.3	$110.1	$712.2

The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.

CASH FLOW

	Three months ended December 31,			Years ended December 31,
($ millions)	2019	2018	2017	2019	2018	2017
Net cash from (used in) per consolidated financial
statements:
Operating activities	$262.5	$23.1	$65.2	$363.0	$191.1	$295.3
Investing activities	(62.8)	2.4	19.7	(149.8)	(224.9)	(177.4)
Financing activities	(7.4)	(3.2)	(4.5)	0.8	(10.5)	(117.2)
Effects of exchange rate fluctuation on cash and cash
equivalents	4.3	(3.1)	0.1	1.5	(4.7)	11.4
Increase (decrease) in cash and cash equivalents	196.6	19.2	80.5	215.5	(49.0)	12.1
Cash and cash equivalents, beginning of the year	634.0	595.9	583.6	615.1	664.1	652.0
Cash and cash equivalents, end of the year	$830.6	$615.1	$664.1	$830.6	$615.1	$664.1

OPERATING ACTIVITIES

Net cash from operating activities for 2019 was $363.0 million, up $171.9 million from the prior year. The increase was primarily due to proceeds received from the forward gold sale arrangement ($169.8 million) and lower movements in non-cash working capital items ($93.1 million), partially offset by lower earnings after non-cash adjustments ($93.7 million).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

INVESTING ACTIVITIES

Net cash used in investing activities for 2019 was $149.8 million, down $75.1 million from the prior year. The decrease was primarily due to higher disposal of short-term investments ($107.5 million), lower spending on exploration and evaluation assets ($39.2 million) and property, plant and equipment assets ($9.1 million). The prior year investing activities also included a portion of the net proceeds from sale of a 30% interest in the Côté Gold Project ($92.1 million) and spending for the acquisition of Saramacca assets ($8.2 million).

FINANCING ACTIVITIES

Net cash generated from financing activities for 2019 was $0.8 million, up $11.3 million from the prior year. The increase was primarily due to proceeds received from the Equipment Loan ($23.3 million), partially offset by higher interest paid ($6.8 million) and higher payments on lease obligations ($5.6 million).

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•

the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•

the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

•

the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;
•

the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•

the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

SUMMARY OF HEDGE PORTFOLIO

At December 31, 2019, the Company’s hedge portfolio, which included cash held as natural hedges and derivative contracts, was as follows:

	2020	2021	2022	2023
Foreign Currency
Canadian dollar contracts (millions of C$)	186
Rate range[1] ($/C$)	1.30 - 1.36
Hedge ratio	50%
Commodities[2]
Brent oil contracts (barrels)[3]	573	588	420
Contract price range ($/barrel of crude oil)	50 - 65	54 - 65	53 - 65
Hedge ratio	77%	81%	61%
WTI oil contracts (barrels)[3]	489	456	348	348
Contract price range ($/barrel of crude oil)	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	92%	72%	57%	51%
1

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.30. The strike prices for the put options are C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

2

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

3	Quantities of barrels are in thousands.

RELATED PARTY TRANSACTIONS

RELATED PARTIES

The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets:

	Years ended December 31,
	2019	2018	2017
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year	$0.1	$0.1	$0.2
Advances	0.2	0.3	0.9
Repayments	(0.3)	(0.3)	(1.0)
Balance, end of the year	$—	$0.1	$0.1
Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the year	$14.0	$36.3	$31.3
Advances	—	0.9	5.0
Repayments	(4.0)	(12.3)	—
Write downs	—	(10.9)	—
Reclassified to assets held for sale	(10.0)	—	—
Balance, end of the year	$—	$14.0	$36.3
Merrex (Non-interest bearing)
Balance, beginning of the year	$—	$—	$1.0
Intercompany elimination on acquisition[1]	—	—	(1.0)
Balance, end of the year	$—	$—	$—
1 As of February 28, 2017, the Company acquired all issued and outstanding common shares of Merrex.

The Company has non-interest bearing receivables from Sadiola and Yatela for certain services rendered. As at December 31, 2019, the outstanding receivable balance was $nil (December 31, 2018 - $0.1 million).

The Company has an interest bearing loan receivable from Sadiola at LIBOR plus 2% for the Sadiola Sulphide Project. The loan was extended in the fourth quarter 2016 and is to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow. The Company reduced the carrying amount of the loan by $10.9 million in 2018 due to a decrease in the fair value of collateral. The outstanding loan balance was $10.0 million as at December 31, 2019 (December 31, 2018 - $14.0 million) and was reclassified to assets held for sale.

During the year ended December 31, 2019, the Company spent $nil (December 31, 2018 - $0.9 million) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

With the reclassification of the investment in Yatela to liabilities held for sale, subsequent funding will reduce the liabilities held for sale.

During the year ended December 31, 2019, the Company received dividends of $2.1 million from Sadiola (December 31, 2018 -$2.1 million). This was recognized as a reduction of the investment in Sadiola as a result of the Company equity accounting for the investment.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

		Years ended December 31,
	2019	2018	2017
Salaries and other benefits	$5.6	$7.1	$5.4
Share-based payments	5.1	4.4	3.6
	$10.7	$11.5	$9.0

SHAREHOLDERS’ EQUITY
	December 31,	February 18,
Number issued and outstanding (millions)	2019	2020
Common shares	469.0	470.3
Share options	7.5	7.5

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2019 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2019 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;
•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2019 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2019.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and Joint Ore Reserves Committee. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

ADOPTION OF NEW ACCOUNTING STANDARDS AND NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to notes 3 and 5, respectively, of the Company’s audited annual consolidated financial statements as at December 31, 2019.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes certain of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of the Company’s own workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, including the export of carbon fines to enable the further extraction of gold, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites.

Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations, including in respect of any alleged errors in the measurement and documentation of any quantities of carbon fines exported for processing. Such matters may raise difficult and complicated factual and legal issues and may be subject to uncertainties and complexities, such as triggering additional allegations of wrongdoing under related laws or regulations, for example, customs and exchange control regulations, based on the same facts being initially investigated. The timing of the final resolutions to such matters is uncertain and the Company may incur expenses in defending them and the possible outcomes or resolutions could include adverse judgments, orders or settlements or require the Company to implement corrective measures any of which could require substantial payments and adversely affect its reputation.

In the event of a dispute or matter involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or agencies or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments or decisions from foreign courts or agencies could have an adverse effect on its cash flows, earnings, results of operations and financial condition.

Uncertainties in the interpretation and application of laws and regulations in the jurisdictions in which the Company operates may affect the Company’s ability to comply with such laws and regulations, which may increase the risks with respect to the Company’s operations. The courts in West Africa and South America may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Accordingly, the Company could face risks such as: (i) effective legal redress in the courts of West Africa being more difficult to obtain, whether in respect of a breach of law or regulation, or in a contract or an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in these countries may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Company by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited relevant case law providing guidance on how courts would interpret such laws and the application of such laws to the Company’s contracts, joint ventures, licenses, license applications or other arrangements. Thus, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the enforcement of such arrangements.

The Office of the Attorney General of Burkina Faso commenced proceedings against IAMGOLD Essakane S.A., which owns the Essakane mine, and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane S.A. has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company completed an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.

Security risks

The Company has operations in foreign countries which may present security risks such as civil unrest, war or terrorism. The Company may be exposed to situations or persons that may pose security threats to personnel and facilities. Loss of life, intellectual property, physical assets and reputation can have a devastating impact on the business and the workforce.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal and illegal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to its operations and relationships with governments and local communities. Artisanal miners may make use of some or all of the Company's properties. During the year, the Company experienced an incident involving local police and unauthorized artisanal miners within the Rosebel concession resulting in the death of an unauthorized miner. To ensure safety and security of the workforce, mining activities were temporarily suspended which negatively impacted gold production. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, combined with lax enforcement of the current legislation, has a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size of the Rosebel mine’s operations and the geographical characteristics and topography of the site. The Saramacca project may be exposed to similar challenges. There has been an increase of terrorist incidents and activities around the world, including in the Sahel area in Africa, in which the Company’s Essakane mine is located. The conflict between the West African armies and the Islamist insurgents in the area are increasingly disrupting businesses and forcing governments to abandon large swathes of territory. As a consequence, the insurgent raids have spread from Sahel countries such as Mali, Niger and Burkina Faso toward the borders with coastal nations. Jihadist activities in Burkina Faso and Mali present a serious security risk to the Company’s Burkinabe and Malian operations and its personnel. In November 2019, an employee transportation convoy of another mining company in Burkina Faso was attacked by terrorists resulting in the death of a number of employees and contractors. A terrorist attack on the Essakane mine’s operations could have a detrimental impact on the Company given the significance of the contribution of the mine to the Company’s revenues and free cash flow. The Essakane mine’s contribution to the Company’s overall 2019 revenue and operating cash flow is expected to be 54 per cent and 48 per cent respectively.

The proximity to the volatile regions increases this threat, in combination with porous borders. In addition, there are artisanal miners operating in the vicinity of the Essakane mine, which also presents challenges for the Company. The Essakane mine is a visible and valuable target to a terrorist organization due to the presence of a high number of employees and expatriates. These security risks have resulted in increased costs for securing the Essakane mine site and protecting its workers and facilities. The Company has undertaken a number of steps to enhance the safety and security of its personnel and assets. These steps include but are not limited to close coordination with the country’s security agencies including the local police and gendarmerie; increasing security measures in the vicinity of the Essakane mine and providing training to employees and contractors.

Environmental and health and safety regulations

The Company's mining and processing operations, as well as exploration activities, are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in each of these areas, each of which could have a material adverse effect on the Company’s exploration activities, operations and the cost or the viability of a particular project.

Failure to comply with environmental, health or safety legislation may result in the imposition of significant fines and/or penalties, the temporary or permanent suspension of operations or other regulatory sanctions including clean-up costs arising out of contaminated properties, damages, the loss of important permits, or civil suits or criminal charges. Exposure to these liabilities arises not only from the Company’s existing operations, but also from operations that have been closed or sold to third parties. There can be no assurance that the Company will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect its business.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

NET CASH FROM OPERATING ACTIVITIES INCLUDING DISCONTINUED OPERATIONS BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities including discontinued operations before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

Net cash from operating activities including discontinued operations before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities including discontinued operations before changes in working capital to net cash from operating activities including discontinued operations.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Net cash from operating activities including discontinued
operations	$262.5	$23.1	$65.2	$363.0	$191.1	$295.3
Adjusting items from non-cash working capital items and
non-current ore stockpiles
Receivables and other current assets	(8.4)	10.3	11.9	(12.3)	11.9	1.8
Inventories and non-current ore stockpiles	9.5	27.6	0.7	22.2	87.8	21.3
Accounts payable and accrued liabilities	(37.4)	(5.3)	(9.6)	(5.4)	(2.4)	(24.4)
Net cash from operating activities including discontinued
operations before changes in working capital	$226.2	$55.7	$68.2	$367.5	$288.4	$294.0

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($/oz of gold)	2019	2018	2017	2019	2018	2017
Average realized gold price[1]	$1,480	$1,233	$1,277	$1,396	$1,270	$1,261
Total cash costs[2,3]	947	797	751	907	793	755
Gold margin	$533	$436	$526	$489	$477	$506
1	Refer to page 35 for calculation.
2	Refer to page 37 for calculation.
3	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

__________________________

1	GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Continuing operations
Revenues	$293.4	$274.3	$291.1	$1,065.3	$1,111.0	$1,094.9
Royalty revenues	—	(0.1)	(0.1)	—	(0.4)	(0.4)
By-product credit and other revenues	(0.9)	(1.0)	(1.4)	(2.4)	(3.7)	(5.1)
Revenues - owner-operator	$292.5	$273.2	$289.6	$1,062.9	$1,106.9	$1,089.4
Sales - owner-operator (000s oz)	198	222	227	761	872	864
Average realized gold price per ounce1
- owner-operator ($/oz)	$1,480	$1,233	$1,277	$1,397	$1,270	$1,261

Discontinued operations
Revenues - Joint Ventures	$18.4	$17.6	$23.4	$72.5	$76.5	$82.0
Sales - Joint Ventures (000s oz)	12	14	18	52	60	65
Average realized gold price per ounce1
- Joint Ventures ($/oz)	$1,488	$1,235	$1,276	$1,390	$1,270	$1,259
Average realized gold price per ounce1,2 ($/oz)	$1,480	$1,233	$1,277	$1,396	$1,270	$1,261
1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
2	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The following table provides a reconciliation of earnings (loss) from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Earnings (loss) from continuing operations before income
taxes and non-controlling interests	$(274.6)	$(19.0)	$8.3	$(328.3)	$15.1	$591.7
Adjusting items:
Impairment charges, net of reversal	275.3	—	—	287.8	—	(524.1)
Changes in estimates of asset retirement obligations at
closed sites	18.8	8.8	8.4	21.0	7.3	7.5
Normalization of costs	—	—	—	29.5	—	0.7
Adjustment to depreciation and write-down of assets	0.6	1.6	0.8	10.7	17.9	6.4
Reversal of stockpile impairment	(15.9)	—	—	(15.6)	—	—
Unrealized gain (loss) on non-hedge derivatives and warrants	1.5	0.9	2.3	(15.4)	9.1	(3.1)
Foreign exchange (gain) loss	(3.5)	4.1	1.5	4.1	13.6	(7.3)
Restructuring costs	—	—	—	3.2	—	—
Loss on redemption of 6.75% Senior Notes	—	—	—	—	—	20.2
Gain on sale of a 30% interest in the Côté Gold Project	—	—	—	—	—	(19.2)
Other	—	—	—	—	—	4.1
	276.8	15.4	13.0	325.3	47.9	(514.8)
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	2.2	(3.6)	21.3	(3.0)	63.0	76.9
Income taxes	(16.5)	(18.3)	(30.3)	(30.4)	(38.0)	(97.6)
Tax on foreign exchange translation of deferred income
tax balances1	5.1	3.1	—	3.1	(1.0)	—
Tax impact of adjusting items	25.7	0.2	(9.1)	14.9	(2.2)	42.5
Non-controlling interests	(12.7)	(2.2)	(0.8)	(14.6)	(8.5)	(8.9)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$3.8	$(20.8)	$(18.9)	$(30.0)	$13.3	$12.9
Adjusted net earnings (loss) from continuing operations
attributable to equity holders of IAMGOLD ($/share)	$0.01	$(0.04)	$(0.04)	$(0.06)	$0.03	$0.03
Including discontinued operations:
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD, net of tax	$(50.1)	$4.7	$5.1	$(39.3)	$3.2	$16.4
Adjusted items:
Impairment charge included in net loss from investment
in incorporated joint ventures	36.3	—	—	36.3	—	—
Impairment of investment in Sadiola	9.4	—	—	9.4	—	—
Loss on investment in Yatela	—	—	—	5.3	—	—
Write down of loan receivable	—	—	—	—	10.9	—
Retrenchment expense at Joint Venture	—	—	—	—	2.4	—
	$(4.4)	$4.7	$5.1	$11.7	$16.5	$16.4
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$(0.6)	$(16.1)	$(13.8)	$(18.3)	$29.8	$29.3
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$(0.03)	$(0.03)	$(0.04)	$0.06	$0.06
Basic weighted average number of common shares outstanding (millions)	468.4	466.6	465.2	468.0	466.5	463.0

1 Adjustment added for periods beginning the first quarter 2018.

After adjusting reported net loss from continuing operations for those items not considered representative of the Company's core business or indicative of future continuing operations, the Company had adjusted net loss from continuing operations in the fourth quarter and year ended 2019 of $3.8 million and $30.0 million, respectively.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended December 31,			Years ended December 31,
($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Continuing operations
Cost of sales[1] , excluding depreciation expense	$179.4	$186.1	$181.8	$720.6	$708.7	$676.6
Adjust for:
By-product credit, excluded from cost of sales	(0.9)	(0.4)	(0.6)	(2.4)	(2.2)	(2.9)
Stock movement	(4.1)	4.1	(5.8)	5.2	7.5	3.6
Reversal of stockpile impairment	15.9	—	—	15.9	—	—
Normalization of costs	—	—	—	(20.9)	—	(0.7)
Other mining costs	(9.1)	(7.7)	(9.0)	(25.8)	(26.2)	(26.8)
Cost attributed to non-controlling interests[2]	(12.0)	(11.7)	(10.9)	(48.3)	(44.9)	(43.2)
	(10.2)	(15.7)	(26.3)	(76.3)	(65.8)	(70.0)
Total cash costs - owner-operator	$169.2	$170.4	$155.5	$644.3	$642.9	$606.6
Attributable gold production - owner-operator (000s oz)	179	216	210	710	821	816
Total cash costs[3] - owner-operator ($/oz)	$944	$792	$739	$907	$783	$743
Discontinued operations
Total cash costs - Joint Ventures	$12.5	$13.1	$16.1	$47.3	$55.9	$59.8
Attributable gold production - Joint Ventures (000s oz)	13	15	18	52	61	66
Total cash costs[3] - Joint Ventures ($/oz)	$982	$858	$882	$915	$914	$909
Total cash costs[4]	$181.7	$183.5	$171.6	$691.6	$698.8	$666.4
Total attributable gold production (000s oz)	192	231	228	762	882	882
Total cash costs[3,4] ($/oz)	$947	$797	$751	$907	$793	$755
1	As per note 39 of the Company’s annual consolidated financial statements.
2	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
3	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, attributable, except where noted)	2019	2018	2017	2019	2018	2017
Continuing operations
AISC - owner-operator
Cost of sales[1] , excluding depreciation expense	$167.6	$174.1	$169.8	$671.2	$661.8	$631.0
Sustaining capital expenditures[1]	21.0	48.9	42.0	89.8	158.4	129.0
Sustaining lease principal payments	1.3	—	—	4.5	—	—
By-product credit, excluded from cost of sales	(1.0)	(0.4)	(0.6)	(2.4)	(2.1)	(2.8)
Corporate general and administrative costs[2]	10.6	11.4	12.4	40.6	41.4	39.8
Environmental rehabilitation accretion and depreciation	2.0	1.8	2.4	8.6	7.7	10.3
Normalization of costs	—	—	—	(20.5)	—	(0.7)
Reversal of stockpile impairment	14.4	—	—	14.4	—	—
	$215.9	$235.8	$226.0	$806.2	$867.2	$806.6
Discontinued operations
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation
expense	$11.6	$12.1	$18.3	$46.7	$55.0	$59.4
Adjustments to cost of sales[3] - Joint Ventures	0.1	0.1	2.1	0.3	0.4	7.2
	$11.7	$12.2	$20.4	$47.0	$55.4	$66.6
AISC[4]	$227.6	$248.0	$246.4	$853.2	$922.6	$873.2

Attributable gold sales - owner-operator (000s oz)	184	206	212	707	812	806
AISC - owner-operator[5] ($/oz)	$1,175	$1,141	$1,068	$1,141	$1,068	$1,001
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,180	$1,144	$1,070	$1,144	$1,070	$1,005
Attributable gold sales (000s oz)	196	220	230	759	872	871
AISC[4,5] ($/oz)	$1,161	$1,123	$1,071	$1,124	$1,057	$1,003
AISC excluding by-product credit[4,5] ($/oz)	$1,166	$1,125	$1,074	$1,128	$1,060	$1,006
1

Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 39 of the annual consolidated financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 14 for 2019 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.
3	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
5	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2019

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Board’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 19, 2020	February 19, 2020

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 44 of the consolidated financial statements.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of indicators of impairment and reversal of impairment for property, plant and equipment

As discussed in Note 13 to the consolidated financial statements, the property, plant and equipment balance as of December 31, 2019 was $2,239.6 million. The Company reviews property, plant and equipment at each reporting date to determine if there is any indication of impairment. Similarly, the Company performs an assessment at each reporting date to determine if there is an indication that previously recognized impairment losses may no longer exist or may be reduced. As at December 31, 2019, the Company identified an indicator of impairment for the Doyon cash generating unit (“CGU”) and an indicator of impairment reversal for the Essakane CGU.

We identified the evaluation of indicators of impairment and reversal of impairment for property, plant and equipment (collectively, “impairment indicators”) as a critical audit matter. Assessing the Company’s determination of whether various internal and external factors, individually and in the aggregate, result in impairment indicators involves the application of significant auditor judgment. Specifically, significant judgment is required to assess the difference between the Company’s market capitalization and the carrying value of its net assets and to determine future gold prices and mineral reserves and resources.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment indicators assessment process, including controls related to the determination of future gold prices and mineral reserves and resources and the Company’s assessment of the difference between its market capitalization and the carrying value of its net assets. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and resources estimate. We assessed the methodology used by the Company to estimate the mineral reserves and resources for consistency with industry and regulatory standards. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual results. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

•	evaluating the estimate of future gold prices by comparing to estimates that were independently developed using publicly available third party sources; and
•

providing differences between transaction price and market capitalization observed in comparable market transactions which were used to evaluate the difference between the Company’s market capitalization and the carrying value of its net assets.

Assessment of the recoverable amount of the Doyon and Essakane CGUs

As discussed in Notes 4 and 31 to the consolidated financial statements, the Company recorded an impairment loss for the Doyon CGU of $395 million and an impairment reversal for the Essakane CGU of $122 million during the year ended December 31, 2019. An indicator of impairment was identified for the Doyon CGU as a result of the preparation of an updated life of mine plan in December 2019 which incorporated modified mining methods, operational practices and revised productivity assumptions. An indicator of impairment reversal was identified for the Essakane CGU as a result of the increase in the future gold price estimates. The Company estimated the recoverable amounts of the Doyon and Essakane CGUs based on their fair value less cost of disposal. The Company used a discounted cash flow model derived from the most recent life of mine plans updated with relevant macro-economic assumptions at December 31, 2019 plus the estimated fair value of identified mineral resources not included in the life of mine plans to calculate fair value.

We identified the assessment of the recoverable amount of the Doyon and Essakane CGUs as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amounts of the Doyon and Essakane CGUs as minor changes in the key assumptions of future gold prices, foreign exchange rates, discount rate and fair value per ounce of identified mineral resources not included in the life of mine plans had a significant effect on the Company’s estimate of the recoverable amount of the CGUs. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plans.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment assessment process, including controls related to the determination of each of the key assumptions in the discounted cash flow models and the estimated mineral reserves and resources. We compared the future costs in the discounted cash flow models to technical reports and to actual historical costs incurred. We assessed the methodology used by the Company to estimate the mineral reserves and resources for consistency with industry and regulatory standards. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual results. We assessed the competence, capabilities and objectivity of the Company’s personnel and third party engineers who prepared the life of mine plans and mineral reserve and resource estimates. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•

evaluating the future gold prices, foreign exchange rates and discount rate assumptions, by comparing to estimates that were independently developed using publicly available third party sources and data for comparable entities; and

•

assessing the fair value per ounce of identified mineral resources not included in the life of mine plans, by comparing the assumptions to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow models.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada
February 19, 2020

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting in Form 40-F for the fiscal year ended December 31, 2019. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2020

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
(In millions of U.S. dollars)	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	6	$830.6	$615.1
Short-term investments	7	6.1	119.0
Receivables and other current assets	9	72.2	78.1
Inventories	10	308.5	274.7
Assets classified as held for sale	12	45.6	—
		1,263.0	1,086.9
Non-current assets
Investments in associates and incorporated joint ventures	11	10.0	76.8
Property, plant and equipment	13	2,239.6	2,436.1
Exploration and evaluation assets	14	42.2	47.3
Restricted cash	8	28.1	23.9
Inventories	10	223.2	202.9
Other assets	15	56.0	87.1
		2,599.1	2,874.1
		$3,862.1	$3,961.0
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$211.9	$196.0
Income taxes payable		12.8	15.4
Current portion of provisions	16	4.8	9.0
Current portion of lease liabilities	17	13.4	2.2
Current portion of long-term debt	20	4.6	—
Other liabilities	18	—	4.6
Liabilities classified as held for sale	12	18.5	—
		266.0	227.2
Non-current liabilities
Deferred income tax liabilities	19	180.6	188.2
Provisions	16	374.6	341.4
Lease liabilities	17	45.4	7.1
Long-term debt	20	403.9	398.5
Deferred revenue	21	170.5	—
Other liabilities	18	2.3	6.0
		1,177.3	941.2
		1,443.3	1,168.4
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	25	2,686.8	2,680.1
Contributed surplus		54.0	48.2
(Accumulated deficit) / retained earnings		(350.2)	63.1
Accumulated other comprehensive loss		(44.5)	(58.8)
		2,346.1	2,732.6
Non-controlling interests		72.7	60.0
		2,418.8	2,792.6
Contingencies and commitments	16(b), 37
		$3,862.1	$3,961.0

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board of Directors,

Donald K. Charter, Chairman	Stephen J. J. Letwin, Director

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2019	2018
Continuing Operations
Revenues		$1,065.3	$1,111.0
Cost of sales	29	995.7	974.1
Gross profit		69.6	136.9
General and administrative expenses	30	(42.0)	(42.1)
Exploration expenses		(34.5)	(39.2)
Impairment charges, net of reversal	31	(287.8)	—
Other expenses	32	(43.4)	(21.5)
Earnings (loss) from operations		(338.1)	34.1
Share of net loss from investments in associate, net of income taxes	11	(1.4)	(1.5)
Finance costs	33	(14.4)	(8.8)
Foreign exchange loss		(3.5)	(13.6)
Interest income, derivatives and other investment gains (losses)	34	29.1	4.9
Earnings (loss) before income taxes		(328.3)	15.1
Income taxes	19	(30.4)	(38.0)
Net loss from continuing operations		(358.7)	(22.9)
Net earnings (loss) from discontinued operations	12	(39.3)	3.2
Net loss		$(398.0)	$(19.7)
Net loss from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$(373.3)	$(31.4)
Non-controlling interests		14.6	8.5
Net loss from continuing operations		$(358.7)	$(22.9)
Net loss attributable to
Equity holders of IAMGOLD Corporation		$(412.6)	$(28.2)
Non-controlling interests		14.6	8.5
Net loss		$(398.0)	$(19.7)
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions) - Basic and diluted	27	468.0	466.5
Basic and diluted loss per share from continuing operations ($ per share)	27	$(0.80)	$(0.07)
Basic and diluted earnings (loss) per share from discontinued operations ($ per share)	27	$(0.08)	$0.01
Basic and diluted loss per share ($ per share)	27	$(0.88)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
(In millions of U.S. dollars)	Notes	2019	2018
Net loss		$(398.0)	$(19.7)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		0.5	(10.8)
Net realized change in fair value of marketable securities	22(b)	(0.5)	(0.4)
Tax impact		0.1	1.8
		0.1	(9.4)
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	22(c)	5.3	(1.1)
Time value of options contracts excluded from hedge relationship	22(c)	9.2	(15.8)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	22(c)	(1.4)	(10.9)
Tax impact		(0.5)	1.2
		12.6	(26.6)
Currency translation adjustment	11	1.4	(1.2)
Total other comprehensive income (loss)		14.1	(37.2)
Comprehensive income (loss)		$(383.9)	$(56.9)
Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$(398.5)	$(65.4)
Non-controlling interests		14.6	8.5
Comprehensive income (loss)		$(383.9)	$(56.9)
Comprehensive income (loss) arises from:
Continuing operations		$(344.6)	$(60.1)
Discontinued operations		(39.3)	3.2
Comprehensive income (loss)		$(383.9)	$(56.9)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2019	2018
Common shares
Balance, beginning of the year		$2,680.1	$2,677.8
Issuance of common shares	25	3.8	—
Issuance of common shares for share-based compensation		2.9	2.3
Balance, end of the year		2,686.8	2,680.1
Contributed surplus
Balance, beginning of the year		48.2	43.0
Issuance of common shares for share-based compensation		(2.9)	(2.3)
Share-based compensation	28	9.2	8.4
Other		(0.5)	(0.9)
Balance, end of the year		54.0	48.2
Retained earnings
Balance, beginning of the year		63.1	91.3
IFRS 16 transition adjustment	3	(0.5)	—
Adjusted balance, beginning of the year		62.6	91.3
Net loss attributable to equity holders of IAMGOLD Corporation		(412.6)	(28.2)
Other		(0.2)	—
Balance, end of the year		(350.2)	63.1
Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the year		(32.0)	(22.6)
Net change in fair value of marketable securities, net of income taxes		0.1	(9.4)
Balance, end of the year		(31.9)	(32.0)
Cash flow hedge fair value reserve
Balance, beginning of the year		(22.3)	5.4
Net change in fair value of cash flow hedges recognized in property, plant
and equipment	22(c)	0.2	(1.1)
Net change in fair value of cash flow hedges recognized in other
comprehensive income, net of income taxes		12.6	(26.6)
Balance, end of the year		(9.5)	(22.3)
Currency translation adjustment
Balance, beginning of the year		(4.5)	(3.3)
Change for the year	11	1.4	(1.2)
Balance, end of the year		(3.1)	(4.5)
Total accumulated other comprehensive loss		(44.5)	(58.8)
Equity attributable to equity holders of IAMGOLD Corporation		2,346.1	2,732.6
Non-controlling interests
Balance, beginning of the year		60.0	55.2
Net earnings attributable to non-controlling interests		14.6	8.5
Dividends to non-controlling interests		(1.9)	(3.7)
Balance, end of the year		72.7	60.0
		$2,418.8	$2,792.6

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2019	2018
Operating activities
Net loss		$(398.0)	$(19.7)
Net loss from closed mines		27.4	7.4
Net loss related to open mines		(370.6)	(12.3)
Adjustments for:
Finance costs		13.4	7.7
Depreciation expense	29, 30	276.6	266.2
Impairment charges, net of reversal	31	287.8	—
Impairment of investment in Sadiola	12	9.4	—
Derivative gain	22	(18.6)	(1.8)
Income taxes	19	30.4	38.0
Interest income	34	(12.6)	(13.3)
Share of net loss (earnings) from investments in associates and incorporated
joint ventures, net of income taxes	11	26.1	(11.6)
Other non-cash items	36(a)	3.4	46.1
Adjustments for cash items:
Proceeds from gold prepayment	21	169.8	—
Dividends from related parties	11	2.1	2.1
Settlement of derivatives		1.5	10.9
Disbursements related to asset retirement obligations	16(a)	(0.3)	(1.1)
Other		(0.7)	—
Movements in non-cash working capital items and non-current ore stockpiles	36(b)	(4.5)	(97.6)
Cash from operating activities, before income taxes paid		413.2	233.3
Income taxes paid	19	(47.9)	(38.9)
Net cash from operating activities related to open mines		365.3	194.4
Net cash used in operating activities related to closed mines	36(c)	(2.3)	(3.3)
Net cash from operating activities		363.0	191.1
Investing activities related to open mines
Capital expenditures for property, plant and equipment		(248.1)	(257.2)
Capitalized borrowing costs	33	(23.0)	(28.1)
Disposal of short-term investments (net)		112.3	4.8
Capital expenditures for exploration and evaluation assets		(3.3)	(42.5)
Net proceeds from sale of a 30% interest in the Côté Gold Project		—	92.1
Interest received		12.5	12.6
Acquisition of Saramacca exploration and evaluation assets		—	(8.2)
Increase (decrease) in restricted cash		(3.5)	1.1
Purchase of additional common shares of associate	11	(5.0)	—
Other investing activities	36(d)	8.3	0.5
Net cash used in investing activities related to open mines		(149.8)	(224.9)
Net cash used in investing activities related to closed mines		—	—
Net cash used in investing activities		(149.8)	(224.9)
Financing activities related to open mines
Interest paid	33	(7.5)	(0.7)
Payment of lease obligations	17	(6.8)	(1.2)
Dividends paid to non-controlling interests		(1.9)	(3.7)
Proceeds from Equipment Loan	20(b)	23.3	—
Repayment of Equipment Loan		(2.3)	—
Other financing activities		(3.1)	(3.7)
Net cash from (used in) financing activities related to open mines		1.7	(9.3)
Net cash used in financing activities related to closed mines		(0.9)	(1.2)
Net cash from (used in) financing activities		0.8	(10.5)
Effects of exchange rate fluctuation on cash and cash equivalents		1.5	(4.7)
Increase (decrease) in cash and cash equivalents		215.5	(49.0)
Cash and cash equivalents, beginning of the year		615.1	664.1
Cash and cash equivalents, end of the year		$830.6	$615.1

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.      CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.      BASIS OF PREPARATION

(a)    Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the years ended December 31, 2019 and 2018, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 4 and have been consistently applied in each of the years presented, except for the new accounting standards presented in note 3.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 19, 2020.

(b)    Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 23.

(c)    Basis of consolidation

Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property	December 31,	December 31,	Type of	Accounting
	(Location)	2019	2018	Arrangement	Method
	Essakane mine
Essakane S.A.		90%	90%	Subsidiary	Consolidation
	(Burkina Faso)
Rosebel Gold Mines N.V.[1]	Rosebel mine	95%	95%	Subsidiary	Consolidation
	(Suriname)
Doyon division including	Doyon division	100%	100%	Division	Consolidation
the Westwood mine	(Canada)
Côté Gold division[2]	Côté Gold Project	70%	70%	Division	Proportionate
	(Canada)				share
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des	Sadiola mine			Incorporated	Equity
Mines d'Or de Sadiola	(Mali)	41%	41%	joint venture	accounting
S.A.[3]
	Diakha-Siribaya
Merrex Gold Inc.		100%	100%	Subsidiary	Consolidation
	Gold Project (Mali)
1

As per the Mineral Agreement, as amended, Rosebel has an obligation to establish an unincorporated joint venture (“UJV”) with the Republic of Suriname, whereby Rosebel would hold a 70% participating interest and the Republic of Suriname would acquire the remaining 30% participating interest on a fully paid basis. Upon the establishment of the UJV, Rosebel shall contribute the Saramacca property to the UJV.

2	The Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture.
3	As at December 31, 2019, the equity investment in Sadiola met the criteria to be classified as held for sale and discontinued operations.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(i)     Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

(ii)    Associates

An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company's share of net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method. The Company has concluded that it has significant influence over its investment in INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights (refer to note 11). The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that it does not control INV Metals.

Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(iii)   Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases or investment is classified as held for sale, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of Société d’Exploitation des Mines d’Or de Sadiola S.A.

Share of net losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.

Dividends received from the Company's joint ventures are presented in the Company's Consolidated statements of cash flows as operating activities.

(iv)   Unincorporated arrangements

The Company participates in an unincorporated arrangement and has rights to its share of the undivided assets, liabilities, revenues and expenses of the property, subject to the arrangement, rather than a right to a net return, and does not share joint control. All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the property. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.

(d)    Functional and presentation currency

The functional currency of the Company’s subsidiaries and joint ventures is the U.S. dollar. The functional currency of the associate (INV Metals) is the Canadian dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.

For the associate, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Foreign exchange gains or losses on translation are included in other comprehensive income ("OCI"). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;
•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•	Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and
•

Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains or losses on translation of transactions are included in the Consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in OCI, the translation differences are also recognized in OCI.

3.     ADOPTION OF NEW ACCOUNTING STANDARDS

These consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2018, except for the following new accounting standards and amendments to standards and interpretations, which were effective January 1, 2019, and were applied in preparing the consolidated financial statements for the year ended December 31, 2019. These are summarized as follows:

IFRS 16 - Leases (a) Overview

In January 2016, the International Accounting Standards Board ("IASB") issued IFRS 16 - Leases ("IFRS 16"). The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a right-of-use ("ROU") asset and a lease liability calculated using a prescribed methodology, except for short-term leases and leases with low-value underlying assets. In addition, the nature and timing of expenses related to leases has changed, as IFRS 16 replaces the straight-line operating leases expense with the depreciation expense for the ROU assets and interest expense on the lease liabilities.

Effective January 1, 2019, the Company adopted IFRS 16. The impact of the transition is shown below. The Company’s accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A ROU asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within Property, plant and equipment.

Short-term leases and leases of low-value assets

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b) Impact of Transition to IFRS 16

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. Instead, the cumulative effect of the initial application is recognized in retained earnings as at January 1, 2019.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases and applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 - Leases and IFRIC 4 - Determining Whether an Arrangement Contains a Lease were not reassessed to determine if a lease existed. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The Company elected to apply the practical expedient to account for leases for which the lease terms end within 12 months of the date of initial application as short-term leases. The Company elected to not recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less or for leases of low-value assets.

For leases that were classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments discounted at the incremental borrowing rate as at January 1, 2019. ROU assets were measured at their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the incremental borrowing rate as at January 1, 2019. The weighted average rate applied is 7.31%.

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU assets and the lease liabilities as at January 1, 2019 were determined as the carrying amount of the lease assets and lease liabilities under IAS 17 immediately before that date.

On transition to IFRS 16, the Company recognized an additional $8.5 million of ROU assets and $9.0 million of lease liabilities, with the difference recognized in retained earnings. The Company’s portfolio of leases primarily consists of office space and equipment.

The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitments as at December 31, 2018	$16.3
Discounted using the incremental borrowing rate at January 1, 2019	14.1
Finance lease liabilities recognized as at December 31, 2018	9.3
Exclusion of non-lease components	(7.1)
Recognition exemption for short-term and low-value leases	(0.2)
Extension options reasonably certain to be exercised	2.2
Lease obligations recognized at January 1, 2019	$18.3

IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. This interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Company adopted IFRIC 23 effective January 1, 2019, with no adjustment to its consolidated financial statements.

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint arrangements and associate in all periods presented in these consolidated financial statements.

(a)    Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the Consolidated balance sheets. Refer to note 23 on fair value measurements.

(i)     Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Financial assets at fair value through profit or loss

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings.

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, equipment loan, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loan transaction costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)    Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Derivative financial instruments at fair value through profit or loss, including embedded derivatives, requiring separation from its host contact, are recorded in the Consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the Consolidated statements of earnings as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)   Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the Consolidated statements of earnings. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the Consolidated statements of earnings when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

recognized in other comprehensive income are recognized in the Consolidated statements of earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the Consolidated statements of earnings.

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings immediately.

(b)    Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per ounce. Stockpiles are segregated between current and non-current inventories in the Consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(c)    Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation, and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the Consolidated statements of earnings in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated statements of earnings as incurred.

Property, plant and equipment presented in the Consolidated balance sheets represents the capitalized expenditures related to: construction in progress; mining properties, stripping costs; and plant and equipment, including corporate assets.

(i)     Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 4(e) below) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment and supplies inventories.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(ii)    Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii)   Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.

(iv)   Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(d)    Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2019 and 2018, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(e)    Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f)     Other intangible assets

Other intangible assets pertain to the fair value of favourable supplier contracts related to a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in Other non-current assets in the Consolidated balance sheets.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(g)    Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the Consolidated statement of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for investments in associates and incorporated joint ventures once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's Consolidated balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated statement of earnings (loss).

(h)    Impairment and reversal of impairment

(i)     Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

(ii)    Non-financial assets

The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit ("CGU") for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the Consolidated statements of earnings. Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically life-of-mine ("LOM") production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation and development projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.

(iii)   Investments in associates and incorporated joint ventures

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or incorporated joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the Consolidated statement of earnings (loss) in the period in which the reversal occurs.

(i)     Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment. For locations where mining activities have ceased, changes to obligations are charged directly to the Consolidated statements of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the Consolidated statements of earnings. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(j)     Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

(k)    Income taxes

(i)     Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(ii)    Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the Consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent or venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

•

When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in Income taxes on the Consolidated statements of earnings.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(l)     Flow-through common shares

The Company recognizes flow-through common shares in equity based on the quoted market price of the existing shares on the date of issue. The difference between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred income tax impact is recorded as eligible expenditures are incurred.

(m)   Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, share options whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under share options and restricted share units and repurchased from proceeds is included in the calculation of diluted earnings per share.

(n)   Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(i)    Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based compensation plans in respect to its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the Consolidated statements of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)    Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(o)    Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

(p)    Deferred revenue

Deferred revenue is recognized in the Consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the Consolidated statement of earnings (loss) when control has been transferred to the customer.

The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the Consolidated statement of earnings (loss), unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs.

The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(q)    Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A ROU asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within Property, plant and equipment.

Short-term leases and leases of low-value assets

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(r)    Segmented information

The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its Executive Committee. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the exploration and evaluation and development and Corporate operating segments, which includes royalty interests located in Canada and investments in associates and joint ventures. The Company discloses segmented information for its joint ventures as it is reviewed regularly by the CODM as part of the performance assessment and resource allocation decision making processes. The operations for the joint ventures in Sadiola and Yatela have been combined for segmented information purposes as they operate in the same geographical location and share production resources and facilities.

(s)    Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i)     Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43 101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans:

•	Capitalization and depreciation of stripping costs (note 4(c)(iii));
•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 4(d));
•

Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 4(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition;
•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 4(h)(ii)); and
•	Estimates of the outlays and their timing for asset retirement obligations (note 4(i)).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(ii)    Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an Exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (refer to note 31).

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (refer to note 10).

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from successful development of the project or by sale.

(iii)    Derivative financial instruments

Judgments made in relation to accounting policies

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 22 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(iv)   Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period and by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and asset retirement obligations (AROs). This includes assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 16(a).

(v)    Unincorporated arrangements

Judgments made in relation to accounting policies

The Company applies its judgment in the interpretation of relevant guidance under IFRS 11 Joint Arrangements to account for its interest in unincorporated arrangements (note 2(c)(iii)).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(vi)   Determination of deferred income tax assets

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 4(k)(ii) and 19.

(vii)  Deferred revenue

Judgments made in related to accounting policies

In assessing the accounting for the Company’s forward gold sale arrangement (note 21), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company’s intention to settle this arrangement through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.

5.     NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2019. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

6.     CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2019	2018
Cash	$755.8	$440.3
Short-term deposits with initial maturities of three months or less	74.8	174.8
	$830.6	$615.1

7.     SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2019	2018
Money market funds[1]	$—	$114.6
Other	6.1	4.4
	$6.1	$119.0
1	Money market funds are comprised of short-term fund investments with redemption notice periods of 185 days.

8.     RESTRICTED CASH

The Company had long-term restricted cash of $28.1 million as at December 31, 2019 (December 31, 2018 - $23.9 million), to guarantee the environmental indemnities related to the Essakane mine.

9.     RECEIVABLES AND OTHER CURRENT ASSETS

		December 31,	December 31,
	Notes	2019	2018
Income taxes receivable		$5.5	$4.0
Receivables from governments[1]		39.1	53.4
Gold receivables		3.2	1.6
Other receivables		3.6	4.1
Receivable from related parties	38	—	0.1
Total receivables		51.4	63.2
Prepayment for other assets		0.2	2.9
Marketable securities	23(a)	4.5	0.5
Prepaid expenses		11.0	11.4
Derivatives	23(a)	5.1	0.1
		$72.2	$78.1
1	Receivables from governments relate primarily to value added tax.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

10.     INVENTORIES

	December 31,	December 31,
	2019	2018
Finished goods	$68.2	$60.7
Ore stockpiles	68.9	27.3
Mine supplies	171.4	186.7
	308.5	274.7
Non-current ore stockpiles	223.2	202.9
	$531.7	$477.6

For the year ended December 31, 2019, the Company recognized a net realizable value reversal in ore stockpiles amounting to $15.8 million (December 31, 2018 - write-down of $1.0 million).

For the year ended December 31, 2019, the Company recognized a write-down in mine supplies inventories amounting to $3.5 million (December 31, 2018 - $3.9 million).

For the year ended December 31, 2019, the Company recognized $16.3 million and $13.2 million, respectively, in Cost of sales for costs related to operating below normal capacity at Westwood (December 31, 2018 - $nil) and Rosebel (December 31, 2018 - $nil).

11.    INVESTMENTS IN ASSOCIATES AND INCORPORATED JOINT VENTURES

The Company's investments in joint ventures, Sadiola and Yatela, are classified as held for sale as at December 31, 2019 and are presented as discontinued operations (refer to Note 12). As of the date of classification as held for sale, equity accounting for the investments ceased. The amounts presented below relate to periods prior to being classified as held for sale. As a result, the Company's share of net loss from joint ventures of $24.6 million as at December 31, 2019 (December 31, 2018 - net earnings of $14.1 million) is presented as discontinued operations in the Consolidated statement of earnings (loss).

	Notes	INV Metals[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2018		$7.7	$61.3	$—	$69.0
Currency translation adjustment		(1.2)	—	—	(1.2)
Share of net earnings (loss), net of income taxes		(1.5)	13.1	1.0	12.6
Share of net earnings recorded as a reduction of
the provision	16	—	—	(1.0)	(1.0)
Share of dividends received		—	(2.1)	—	(2.1)
Other		—	(0.5)	—	(0.5)
Balance, December 31, 2018		5.0	71.8	—	76.8
Purchase of additional shares of associate[3]		5.0	—	—	5.0
Currency translation adjustment		1.4	—	—	1.4
Share of net earnings (loss), net of income taxes		(1.4)	(24.7)	0.1	(26.0)
Share of net earnings recorded as a reduction of
the provision	12	—	—	(0.1)	(0.1)
Share of dividends received		—	(2.1)	—	(2.1)
Reclassification to assets and liabilities held for
sale		—	(45.0)	—	(45.0)
Balance, December 31, 2019		$10.0	$—	$—	$10.0
1	IAMGOLD includes results based on the latest publicly available information.
2	The Company's incorporated joint ventures are not publicly listed.
3

INV Metals Inc. ("INV Metals"), is a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at December 31, 2019 was 35.6% (December 31, 2018 - 35.6%). On March 19, 2019, the Company participated in INV Metals' common shares public equity offering and acquired an additional 1.6 million common shares of INV Metals at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals. On October 28, 2019, the Company participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

Associate's combined financial information as reported by INV Metals are summarized below:

	12 Months ended[1]
	2019	2018
Net loss	$(2.8)	$(2.9)
Other comprehensive income	1.2	1.3
Comprehensive loss	$(1.6)	$(1.6)
1	IAMGOLD includes results based on the latest 12 months of publicly available information.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

12.    ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

Sadiola:

On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective 82% interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million ($52.5 million each to the Company and AGA), payable as follows:

•	$50 million upon the fulfillment or waiver of all conditions precedent and closing of the transaction ("Closing");
•	Up to a further $5 million, payable 8 days after Closing, to the extent that the cash balance of Sadiola at Closing is greater than an agreed amount;
•	$25 million upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP"); and
•	$25 million upon the production of a further 250,000 ounces from the SSP.

The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to Closing, Sadiola will pay a dividend of $15 million pro rata to its shareholders.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.

As a result, an assessment was performed and an impairment loss of $36.3 million, for the Company's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.

The total carrying value of $45.6 million is presented as current assets held for sale.

Yatela:

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), an entity jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Yatela, for consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of Yatela mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

		Assets held	Liabilities held
		for sale -	for sale -
	Notes	Sadiola	Yatela
Balance, December 31, 2018		$—	$—
Reclassification from Investments in associates and incorporated joint
ventures	11	45.0	—
Reclassification from Other non-current assets	38	10.0	—
Reclassification from Provisions	16	—	(13.2)
Loss from discontinued operations		(9.4)	(5.3)
Balance, December 31, 2019		$45.6	$(18.5)

Earnings (loss) from discontinued operations related to Sadiola is comprised of the following:

		Years ended December 31,
	Notes	2019	2018
Share of net earnings (loss), net of income taxes	11	$(24.7)	$13.1
Impairment charge		(9.4)	—
Write-down of related party receivable		—	(10.9)
		$(34.1)	$2.2

Earnings (loss) from discontinued operations related to Yatela is comprised of the following:

	Years ended December 31,
	2019	2018
Share of net earnings, net of income taxes	$0.1	$1.0
Loss on investment in Yatela	(5.3)	—
	$(5.2)	$1.0

Net cash from (used in) discontinued operations:

	Years ended December 31,
	2019	2018
Net cash from operating activities	$2.1	$1.2
Net cash from investing activities	$4.1	$11.4
Net cash from financing activities	$—	$—

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

13.     PROPERTY, PLANT AND EQUIPMENT

				ROU Assets:
	Construction	Mining	Plant and	Plant and
	in progress	properties equipment equipment			Total
Cost
Balance, January 1, 2018	$7.1	$2,486.1	$1,938.5	$—	$4,431.7
Additions	41.0	162.1	91.5	—	294.6
Changes in asset retirement obligations	—	30.1	—	—	30.1
Disposals	—	(0.3)	(83.8)	—	(84.1)
Transfers within Property, plant and equipment	(15.3)	41.3	(26.0)	—	—
Transfers from Exploration and evaluation assets[1]	482.3	—	—	—	482.3
Balance, December 31, 2018	515.1	2,719.3	1,920.2	—	5,154.6
Adoption of IFRS 16[2]	—	—	—	8.5	8.5
Additions	137.4	100.1	105.7	19.7	362.9
Changes in asset retirement obligations	—	21.5	—	—	21.5
Disposals	—	—	(59.3)	(0.1)	(59.4)
Transfers within Property, plant and equipment	(157.5)	120.1	(2.6)	40.0	—
Transfers from Exploration and evaluation assets[1]	9.2	—	—	—	9.2
Balance, December 31, 2019	$504.2	$2,961.0	$1,964.0	$68.1	$5,497.3

				ROU Assets:
	Construction	Mining	Plant and	Plant and
	in progress	properties equipment equipment			Total
Accumulated Depreciation and Impairment
Balance, January 1, 2018	$—	$1,469.2	$1,022.3	$—	$2,491.5
Depreciation expense[3]	—	140.4	161.7	—	302.1
Disposals	—	—	(75.1)	—	(75.1)
Balance, December 31, 2018	—	1,609.6	1,108.9	—	2,718.5
Depreciation expense[3]	—	167.9	132.8	5.8	306.5
Disposals	—	—	(52.8)	—	(52.8)
Impairment charges[4]	—	—	285.5	—	285.5
Transfers within Property, plant and equipment	—	—	(0.7)	0.7	—
Balance, December 31, 2019	$—	$1,777.5	$1,473.7	$6.5	$3,257.7
Carrying amount, December 31, 2018	$515.1	$1,109.7	$811.3	$—	$2,436.1
Carrying amount, December 31, 2019	$504.2	$1,183.5	$490.3	$61.6	$2,239.6
1	Refer to note 14.
2	Refer to note 3.
3	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.
4	Refer to note 31.

In 2019, capitalized borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold and Saramacca Projects totaled $23.1 million (2018 - $21.9 million) at a weighted average interest rate of 7.18% (2018 - 7.24%).

As at December 31, 2019, mining properties included capitalized stripping costs of $211.3 million (December 31, 2018 - $239.9 million). Stripping costs of $48.8 million were capitalized during 2019 (2018 - $81.5 million), and $77.4 million were depreciated during 2019 (2018 - $66.3 million).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

14.     EXPLORATION AND EVALUATION ASSETS

			Diakha-
			Siribaya
	Côté Gold	Saramacca	Gold
	Project	Project	Project	Other[2]	Total
Balance, January 1, 2018	$395.7	$37.1	$36.6	$5.2	$474.6
Exploration and evaluation expenditures	22.0	24.3	—	5.5	51.8
Acquired Exploration and evaluation assets	—	3.2	—	—	3.2
Transfers to Property, plant and equipment[1]	(417.7)	(64.6)	—	—	(482.3)
Balance, December 31, 2018	—	—	36.6	10.7	47.3
Exploration and evaluation expenditures[2,3]	—	—	—	6.4	6.4
Transfers to Property, plant and equipment[4]	—	—	—	(9.2)	(9.2)
Impairment charge	—	—	—	(2.3)	(2.3)
Balance, December 31, 2019	$—	$—	$36.6	$5.6	$42.2
1

During the fourth quarter of 2018, capitalized costs related to the Côté Gold Project and the Saramacca Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 13).

2

Other exploration and evaluation expenditures for the year ended December 31, 2019, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration project of $1.8 million (December 31, 2018 - $1.7 million), in addition to $4.2 million (December 31, 2018 - $3.8 million) in capitalized feasibility and other studies costs relating to the Boto Gold Project.

3

For the year ended December 31, 2019, borrowing costs attributable to Exploration and evaluation assets totaling $0.4 million (December 31, 2018 - $4.8 million) were capitalized at a weighted average interest rate of 7.18% (2018 - 7.24%).

4

During the fourth quarter of 2019, capitalized costs related to the Boto Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 13).

As at December 31, 2019, the Boto Gold Project reached technical feasibility and commercial viability and was transferred to Property, plant and equipment - Construction in progress. An impairment test was performed as at December 31, 2019 for the Boto Gold Project and resulted in no impairment.

As at December 31, 2018, Exploration and evaluation assets that consisted of the Côté Gold Project (carrying amount as at December 31, 2018 - $417.7 million), and the Saramacca Project (carrying amount as at December 31, 2018 - $64.6 million), had reached technical feasibility and commercial viability and were transferred to Property plant and equipment - Construction in progress. Impairment tests were performed for the Côté Gold Project and the Saramacca Project and resulted in no impairments.

15.    OTHER NON-CURRENT ASSETS

		December 31,	December 31,
	Notes	2019	2018
Net loan receivable from related party[1]	12, 38	$—	$14.0
Marketable securities and warrants	23(a)	13.4	14.8
Advances for the purchase of capital equipment		12.4	33.4
Income taxes receivable		16.6	8.6
Bond fund investments	23(a)	—	1.0
Royalty interests		5.6	5.6
Long-term prepayment[2]		4.6	4.9
Other		3.4	4.8
		$56.0	$87.1
1	Reclassified to assets held for sale as at December 31, 2019 (note 12 ).
2

On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the year ended December 31, 2019, $0.3 million was utilized.

As at December 31, 2019, the allowance for doubtful non-current non-trade receivables from related parties was $46.9 million, (December 31, 2018 - $46.9 million). The net loan receivable from related party was reclassified to Assets held for sale as at December 31, 2019.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

16.     PROVISIONS

		December 31,	December 31,
	Notes	2019	2018
Asset retirement obligations		$368.4	$327.6
Yatela loss provision[1]	12	—	13.2
Other		11.0	9.6
		$379.4	$350.4
Current portion of provisions		$4.8	$9.0
Non-current provisions		374.6	341.4
		$379.4	$350.4
1

During the year ended December 31, 2019, the Company spent $nil (December 31, 2018 - $0.9 million) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment. As at December 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale.

(a)    Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2019	2018
Balance, beginning of the year		$327.6	$292.8
Revision of estimated cash flows and discount rates:
Capitalized in Property, plant and equipment	13	21.5	30.1
Changes in asset retirement obligations at closed sites	32	21.0	7.3
Accretion expense	33	0.7	1.2
Disbursements		(2.4)	(4.0)
Other		—	0.2
Balance, end of the year		368.4	327.6
Less current portion		(4.8)	(7.8)
Non-current portion		$363.6	$319.8

As at December 31, 2019, the Company had letters of credit in the amount of $0.4 million to guarantee certain environmental indemnities (December 31, 2018 - $0.4 million). In addition, the Company had restricted cash of $28.1 million (December 31, 2018 - $23.9 million) to guarantee the environmental indemnities related to the Essakane mine (note 8).

As at December 31, 2019, the Company had uncollateralized surety bonds outstanding of C$151.0 million ($116.5 million; December 31, 2018 - C$134.6 million ($98.6 million)) to guarantee the environmental indemnities related to the Doyon division. The increase was primarily due to higher collateral requirements in the first quarter 2019 pursuant to a new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018 (note 20(d)).

As at December 31, 2019, the Company had uncollateralized surety bonds outstanding of C$47.9 million ($36.9 million; December 31, 2018 - C$47.9 million ($35.1 million)) to guarantee the environmental indemnities of the Côté Gold Project. The collateral requirements for the Côté Gold Project are pursuant to a closure plan approved by the Government of Ontario in the fourth quarter 2018 (note 20(d)).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

As at December 31, 2019, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	C$[1]	$[1]
2020	$2.8	$2.7
2021	20.1	2.8
2022	24.2	—
2023	5.9	—
2024	4.2	—
2025 onwards	144.1	184.3
	$201.3	$189.8
1	Disbursements in US$ relate to the Essakane and Rosebel mines, and C$ disbursements relate to the Doyon mine and other Canadian sites.

As at December 31, 2019, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted	Undiscounted
	Amounts	Amounts	Expected	Average Real
	Required	Required	Timing of	Discount
	(C$)	($)	Payments	Rates
Rosebel mine	$—	$108.3	2020-2063	0.4%
Essakane mine	—	81.5	2020-2073	0.2%
Doyon mine	174.5	—	2020-2050	—%
Other Canadian sites	26.8	—	2020-2119	—%
	$201.3	$189.8

(b)    Provisions for litigation claims and regulatory assessments

The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company completed an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.

Since IAMGOLD Essakane has only been provided with a limited evidentiary basis for the allegations, no amounts have been recorded for any potential liability arising from the proceedings, as the Company cannot predict the outcome and any resulting penalties with any certainty.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

17.     LEASES

		Year Ended
		December 31,
	Notes	2019
Balance, beginning of the year upon IFRS 16 adoption	3(b)	$9.0
Reclassification of pre-existing finance leases	3(b)	9.3
Additions		47.0
Interest expense		1.8
Foreign exchange impact		0.2
Principle lease payments		(6.8)
Interest payments		(1.7)
Balance, end of year		$58.8
Current portion		$13.4
Non-current portion		45.4
		$58.8

Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.

Extension options

Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and resulted in some of the leases being short-term.

Short-term and low-value leases and variable lease payments

Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in Cost of sales or General and administrative expenses in the Consolidated statements of earnings (loss).

Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in Cost of sales or Exploration expenses in the Consolidated statements of earnings (loss) when incurred.

Year Ended
December 31,
2019
Amounts recognized in Statement of earnings (loss):
Short-term and low-value leases	$23.7
Variable lease payments	$26.8

18.     OTHER LIABILITIES

		December 31,	December 31,
	Notes	2019	2018
Derivatives	23(a)	$2.3	$10.6
Current portion of other liabilities		$—	$4.6
Non-current portion of other liabilities		2.3	6.0
		$2.3	$10.6

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

19.    INCOME TAXES

The effective tax rates for the years ended December 31, 2019 and 2018 were (9.3%) and 251.7%, respectively.

Income tax expenses/(recoveries) consisted of the following components:

	Years ended December 31,
	2019	2018
Current income taxes:
Canadian current income taxes	$3.1	$3.3
Foreign current income taxes	35.2	41.8
	38.3	45.1
Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	(22.6)	(3.5)
Foreign deferred income taxes - origination and reversal of temporary differences	14.7	(3.6)
	(7.9)	(7.1)
Total income tax expense	$30.4	$38.0

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

These factors are illustrated below on all of the consolidated earnings before income taxes after applying a tax rate of 26.5%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the year ended December 31, 2019 (December 31, 2018 - 26.6%):

	Years ended December 31,
	2019	2018
Earnings (loss) before income taxes	$(328.3)	$15.1
Income tax provision - 26.5% (26.6% in 2018)	$(87.0)	$4.0
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5% (26.6% in
2018)	(14.4)	(5.9)
Permanent items that are not included in income / losses for tax purposes:
Non-deductible expenses	8.0	8.7
Income/(losses) not recognized for tax purposes	(0.9)	(1.2)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	(22.1)	(0.4)
Non-resident withholding tax	2.8	2.2
Under/(over) tax provisions	4.4	1.6
Other	0.3	0.1
Other adjustments:
Unrecognized recoveries in deferred tax provisions	137.1	30.1
Foreign exchange related to deferred income taxes	3.1	(1.0)
Other	(0.9)	(0.2)
Total income tax expense	$30.4	$38.0

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2019	2018
Deferred income tax assets:
Non-capital losses	$22.5	$105.2
Asset retirement obligations	—	2.8
Other assets	28.1	31.2
	50.6	139.2
Deferred income tax liabilities:
Property, plant and equipment	(197.1)	(273.5)
Royalty interests	(5.3)	(7.2)
Mining duties	—	(22.6)
Inventory and Reserves	(26.4)	(21.5)
Other liabilities	(2.4)	(2.6)
	(231.2)	(327.4)
Net deferred income tax liabilities	$(180.6)	$(188.2)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(180.6)	(188.2)
	$(180.6)	$(188.2)

Income tax expenses/(recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2019	2018
Unrealized change in fair value of marketable securities	$(0.1)	$(1.8)
Hedges	0.5	(1.2)
Total income taxes related to OCI	$0.4	$(3.0)

Unrecognized Deferred Income Tax Assets

As at December 31, 2019, the Company did not recognize the benefit related to the following deferred income tax assets, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2019	2018
Non-capital losses	$848.4	$550.4
Net capital losses	83.0	72.5
Exploration and evaluation assets	567.0	497.8
Deduction for future mining duty taxes	—	22.6
Asset retirement obligations	182.9	163.1
Other deductible temporary differences	47.2	44.2
	$1,728.5	$1,350.6

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2019, the non-capital loss carry forwards expire as follows:

Expiry Date	2020	2021	2022	2023	2024+	No Expiry	Total
Total unrecognized losses	$0.7	$1.2	$2.0	$2.4	$729.7	$112.4	$848.4

The Company has not recognized a deferred income tax liability on temporary differences of $626.9 million (December 31, 2018 - $719.3 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The 2019 movement for net deferred income tax liabilities is summarized as follows:

			Other
	December 31,	Statements	comprehensive		December 31,
	2018	of earnings	income	Other	2019
Deferred income tax assets:
Non-capital losses	$105.2	$(82.7)	$—	$—	$22.5
Asset retirement obligations	2.8	(2.8)	—	—	—
Other assets	31.2	(2.6)	(0.5)	—	28.1
Deferred income tax liabilities:
Property, plant and equipment	(273.5)	76.4	—	—	(197.1)
Royalty interests	(7.2)	1.9	—	—	(5.3)
Mining duties	(22.6)	22.6	—	—	—
Marketable securities	—	(0.1)	0.1	—	—
Inventories and Reserves	(21.5)	(4.9)	—	—	(26.4)
Other liabilities	(2.6)	0.1	—	0.1	(2.4)
	$(188.2)	$7.9	$(0.4)	$0.1	$(180.6)

The 2018 movement for net deferred income tax liabilities is summarized as follows:

			Other
	December 31,	Statements	comprehensive		December 31,
	2017	of earnings	income	Other	2018
Deferred income tax assets:
Non-capital losses	$71.9	$33.3	$—	$—	$105.2
Asset retirement obligations	2.5	0.3	—	—	2.8
Other assets	28.5	1.5	1.2	—	31.2
Deferred income tax liabilities:
Property, plant and equipment	(253.9)	(19.6)	—	—	(273.5)
Royalty interests	(8.0)	0.8	—	—	(7.2)
Other intangible assets	(0.2)	0.2	—	—	—
Mining duties	(26.1)	3.5	—	—	(22.6)
Marketable securities	(1.5)	(0.3)	1.8	—	—
Inventories and Reserves	(6.5)	(15.0)	—	—	(21.5)
Other liabilities	(4.9)	2.4	—	(0.1)	(2.6)
	$(198.2)	$7.1	$3.0	$(0.1)	$(188.2)

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

20.     LONG-TERM DEBT AND CREDIT FACILITY

		December 31,	December 31,
	Notes	2019	2018
7% Senior Notes	(a)	$388.1	$398.5
Equipment Loan	(b)	20.4	—
		$408.5	$398.5
Current portion of long-term debt		$4.6	$—
Non-current portion of long-term debt		403.9	398.5
		$408.5	$398.5

(a)    7% Senior Notes ("Notes")

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

Prior to April 15, 2020, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest. On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on April 15 of each of the following years is: 2020 - 105.25%; 2021 -103.50%; 2022 - 101.75%; 2023 and thereafter - 100%.

Prior to April 15, 2020, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 107% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $400 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings. The fair value of the embedded derivative as at December 31, 2019 was $12.0 million (note 23(a)), (December 31, 2018 - $0.7 million).

Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.

The following are the contractual maturities related to the Notes, including interest payments:

			Payments due by period
	Carrying	Contractual
Notes balance as at	amount[1]	cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2019	$400.0	$554.0	$28.0	$56.0	$56.0	$414.0
December 31, 2018	$400.0	$582.0	$28.0	$56.0	$56.0	$442.0
1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019 (December 31, 2018 – $5.0 million). The carrying amount of the long-term debt also excludes the embedded derivative.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(b)     Equipment Loan

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation (the “Equipment Loan”) with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.

The following are the contractual maturities related to the Equipment Loan, including interest payments:

Payments due by period
Equipment Loan	Carrying	Contractual
balance as at	amount[1]	cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2019	$20.7	$23.3	$5.6	$10.5	$7.2	$—
December 31, 2018	$—	$—	$—	$—	$—	$—
1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at December 31, 2019 (December 31, 2018 – $nil).

(c)     Credit facility

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.

The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which vary according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), and Interest Coverage. The Company was in compliance with its credit facility covenants as at December 31, 2019.

As of December 31, 2019, letters of credit worth $0.4 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2018 - $0.4 million).

(d)    Uncollateralized surety bonds

As at December 31, 2019, C$198.9 million (December 31, 2019 - $153.4 million; December 31, 2018 C$182.5 million, $133.7 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project (Note 16(a)). The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.

21.    DEFERRED REVENUE

On January 15, 2019, the Company entered into a forward gold sale arrangement (the “Arrangement”) with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.

The Arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the cash prepayment has been recorded as deferred revenue in the consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment represents a payment of the floor price of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, capped to $1,500 per ounce, the Company will receive the difference between the spot price and $1,300 per ounce in cash, which also will be recognized as revenue when the gold is delivered.

An interest cost, representing the significant financing component of the cash prepayment, is recognized as part of finance costs.

The following table summarizes the change in deferred revenue:

		Years ended December 31,
	Notes	2019	2018
Prepayment from customers		$169.8	$—
Finance costs	33	0.7	—
		$170.5	$—

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

22.    FINANCIAL INSTRUMENTS

(a)    Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)     Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.

As at December 31, 2019, in addition to the available credit facility (Note 20(c)), the Company’s cash and cash equivalents and short-term investments balance was $836.7 million (December 31, 2018 - $734.1 million). As at December 31, 2019, the Company had accounts payable and accrued liabilities of $211.9 million (December 31, 2018 - $196.0 million), other current liabilities of $13.4 million (December 31, 2018 - $6.8 million), Senior Notes payable of $388.1 million (December 31, 2018 - $398.5 million) and Equipment Loan payable of $20.4 million (December 31, 2018 - $nil).

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;
•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
•	Monitor cash balances within each operating entity;
•	Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and
•

Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)    Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents, short-term investments and restricted cash in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.

Credit risk is also related to receivables from related parties and governments. The receivables from governments primarily relate to value added tax. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts. Receivables from related parties relate to the Company's investments in its associate and joint ventures and the Company monitors collection in line with the terms of the underlying agreements.

(iii)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

(b)    Financial assets measured at fair value through other comprehensive income Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the year. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Years ended December 31,
	2019	2018
Proceeds from sale of marketable securities	$10.2	$0.9
Acquisition date fair value of marketable securities sold	(10.7)	(1.3)
Loss on sale of marketable securities recorded in OCI	$(0.5)	$(0.4)

(c)    Cash flow hedge fair value reserve

(i)    Hedge gain/loss

			(Gain) loss reclassified or
	Gain (loss) recognized in cash		adjusted from cash flow hedge
	flow hedge reserve		reserve
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Exchange rate risk
Canadian dollar option contracts	$0.7	$(3.6)	$—	$(1.4)
Canadian dollar forward contracts	1.0	(0.6)	(0.4)	—
Euro option contracts	(1.4)	(1.2)	1.4	(2.6)
Crude oil option contracts	5.0	4.3	(2.2)	(8.0)
	5.3	(1.1)	(1.2)	(12.0)
Time value of option contracts excluded
from hedge relationship	9.2	(15.8)	—	—
	$14.5	$(16.9)	$(1.2)	$(12.0)

	(Gain) loss reclassified or
	adjusted from cash flow hedge
	reserve to:
	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Consolidated balance sheets
Property, plant and equipment	$0.2	$(1.1)
Consolidated statements of earnings
Cost of sales	(1.2)	(10.5)
General and administrative expenses	(0.2)	(0.4)
Total	$(1.2)	$(12.0)

There was no hedge ineffectiveness for the years ended December 31, 2019 and 2018.

(ii)    Currency exchange rate risk

Movements in the Canadian dollar (C$) and the euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.

The Company manages its exposure to the Canadian dollar and the euro by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar and euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.

As at December 31, 2019, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings and Property, plant and equipment balance are as follows:

2020
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (millions of C$)	186
Rate range ($/C$)[1]	1.30-1.36
1

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike price for the call option is C$1.30 and the strike price for the put option is C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

The table below sets out the fair value as at December 31, 2019, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as Other comprehensive income.

	December 31,	Increase of	Decrease of
	2019	10%	10%
Canadian dollar (C$)	$1.4	$15.9	$(7.5)

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at December 31, 2019 and December 31, 2018 is as follows:

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness
			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2019	Assets	Liabilities	(before tax)	instruments	items

Canadian dollar option contracts	$1.4	$—	$—	$—	$—
Canadian dollar forward contracts	—	—	0.1	0.1	(0.1)
Euro option contracts	—	—	(1.1)	(1.1)	1.1
	$1.4	$—	$(1.0)	$(1.0)	$1.0

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness
			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2018	Assets	Liabilities	(before tax)	instruments	items

Canadian dollar option contracts	$—	$(4.5)	$(0.5)	$(0.5)	$0.5
Canadian dollar forward contracts	—	(0.6)	(0.6)	(0.6)	0.6
Euro option contracts	—	(0.2)	—	—	—
	$—	$(5.3)	$(1.1)	$(1.1)	$1.1

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(iii)   Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate ("WTI") crude oil are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

As at December 31, 2019, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2020	2021	2022	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	573	588	420	—	—	1,581
Option contracts with strike prices at ($/barrel)[2]	50-65	54-65	53-65	—	—
WTI crude oil option contracts (barrels)[1]	489	456	348	348	—	1,641
Option contracts with strike prices at ($/barrel)[2]	43-60	46-62	45-62	47-60	—
1	Quantities of barrels are in thousands.
2

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

The table below sets out the fair value as at December 31, 2019, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as Other comprehensive income.

	December 31,	Increase of	Decrease of
	2019	10%	10%

Brent crude oil option contracts	$0.5	$8.5	$(6.4)

WTI crude oil option contracts	$0.9	$7.5	$(4.8)

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2019 and December 31, 2018 was as follows:

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness
			Accumulated
			cash flow
			hedge fair
			value
			reserve	Hedging	Hedged
As at December 31, 2019	Assets	Liabilities	(before tax)	instruments	items
Brent crude oil option contracts	$1.8	$(1.3)	$0.9	$0.9	$(0.9)
WTI crude oil option contracts	1.9	(1.0)	0.9	0.9	(0.9)
	$3.7	$(2.3)	$1.8	$1.8	$(1.8)

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness
			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2018	Assets	Liabilities	(before tax)	instruments	items
Brent crude oil option contracts	$0.1	$(2.6)	$(1.0)	$(1.0)	$1.0
WTI crude oil option contracts	—	(2.7)	—	—	—
	$0.1	$(5.3)	$(1.0)	$(1.0)	$1.0

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(d)    Gain (loss) on non-hedge derivatives and warrants

Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 34) in the Consolidated statement of earnings (loss).

These gains and losses relate to the Company's fair value movements of the outstanding non-hedge derivative contract, the embedded derivative related to prepayment options for the Notes (note 20(a)), and warrants associated with investments in marketable securities.

		Years ended December 31,
	Notes	2019	2018
Non-hedge derivative contract		$0.1	$—
Embedded derivative	20(a)	11.3	(6.1)
Warrants		5.8	(3.0)
	34	$17.2	$(9.1)

23.     FAIR VALUE MEASUREMENTS

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•	Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2018.

(a)    Financial assets and liabilities measured at fair value on a recurring basis

The Company’s fair values of financial assets and liabilities were as follows:

		December 31, 2019
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$830.6	$830.6	$—	$—	$830.6
Short-term investments	6.1	6.1	—	—	6.1
Restricted cash	28.1	28.1	—	—	28.1
Marketable securities and warrants	17.9	7.4	4.5	6.0	17.9
Derivatives
Currency contracts	1.4	—	1.4	—	1.4
Crude oil contracts	3.7	—	3.7	—	3.7
Embedded derivative	12.0	—	12.0	—	12.0
	$899.8	$872.2	$21.6	$6.0	$899.8
Liabilities
Derivatives
Crude oil contracts	(2.3)	—	(2.3)	—	(2.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(416.8)	—	—	(416.8)
Long-term debt - Equipment Loan[2]	(20.7)	—	(20.8)	—	(20.8)
	$(423.0)	$(416.8)	$(23.1)	$—	$(439.9)
1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019. The carrying amount of the long-term debt also excludes the embedded derivative.

2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at December 31, 2019.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

		December 31, 2018
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$615.1	$615.1	$—	$—	$615.1
Short-term investments	119.0	119.0	—	—	119.0
Restricted cash	23.9	23.9	—	—	23.9
Marketable securities and warrants	15.3	6.9	2.4	6.0	15.3
Bond fund investments	1.0	1.0	—	—	1.0
Derivatives
Crude oil contracts	0.1	—	0.1	—	0.1
Embedded derivative	0.7	—	0.7	—	0.7
	$775.1	$765.9	$3.2	$6.0	$775.1
Liabilities
Derivatives
Currency contracts	$(5.3)	$—	$(5.3)	$—	$(5.3)
Crude oil contracts	(5.3)	—	(5.3)	—	(5.3)
Long-term debt - 7% Senior Notes[1]	$(400.0)	$(381.2)	$—	$—	$(381.2)
	$(410.6)	$(381.2)	$(10.6)	$—	$(391.8)
1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.0 million as at December 31, 2018. The carrying amount of the long-term debt also excludes the embedded derivative.

(b)    Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2018 and 2017	$ 6.0
Change in fair value reported in Other comprehensive income, net of income taxes	—
Balance, December 31, 2019	$ 6.0

Bond fund investments

The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivative

The fair value of the embedded derivative as at December 31, 2019 was $12.0 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Senior Notes

The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Senior Notes as at December 31, 2019 was $416.8 million (December 31, 2018 - $381.2 million).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Equipment Loan

The fair value of the Equipment Loan required to be disclosed is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the Equipment Loan as at December 31, 2019 was $20.8 million (December 31, 2018 - $nil).

Other financial assets and liabilities

The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

24.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long- term growth strategy;
•	Ensure the Company complies with its long-term debt covenants; and
•	Protect the Company’s value with respect to market and risk fluctuations.

		December 31,	December 31,
	Notes	2019	2018
Cash and cash equivalents	6	$830.6	$615.1
Short-term investments	7	6.1	119.0
		$836.7	$734.1
Capital items:
Long-term debt - 7% Senior Notes[1]	20(a)	$400.0	$400.0
Long-term debt - Equipment Loan[2]	20(b)	20.7	—
Credit facility available for use	20(c)	499.6	499.6
Common shares		2,686.8	2,680.1
		$3,607.1	$3,579.7

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019 (December 31, 2018 – $5.0 million).
2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at December 31, 2019 (December 31, 2018 – $nil).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Senior Notes indenture contains a restriction on the use of proceeds from the sale of certain assets. Refer to note 20(a).

25.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Year ended December 31,
Number of common shares (in millions)	Notes	2019	2018
Outstanding, beginning of the year		466.8	465.9
Equity issuance		1.0	—
Issuance of shares for share-based compensation	28	1.2	0.9
Outstanding, end of the year		469.0	466.8

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Contingently issuable shares

On December 12, 2016, the Company finalized the agreement with the Government of Suriname to acquire the rights to the Saramacca property. Under the terms of the agreement, the rights to the Saramacca property were transferred to Rosebel in exchange for an initial cash payment of $10.0 million which was accounted for as an Exploration and evaluation asset. The purchase consideration also included 3.125 million contingently issuable IAMGOLD common shares to be delivered in three approximately equal tranches in 12 month intervals, from the date the rights to the Saramacca property were transferred to Rosebel. In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified at the Saramacca property in indicated and measured resource categories, within a certain Whittle shell, over the first 24 months, to a maximum of $10.0 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days' notice to the Government of Suriname and terminate the agreement. In such an event, any contingently issuable IAMGOLD common shares not already issued will no longer be required to be delivered to the Government of Suriname.

On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD common shares to the Government of Suriname and retained the right to explore the Saramacca property. This equity issuance of 1.042 million IAMGOLD common shares was accounted for as an Exploration and evaluation asset of $5.9 million in the year ended December 31, 2017, based on the fair value of the IAMGOLD common shares on the date of the issuance.

On November 29, 2018, the Company amended the agreement with the Government of Suriname such that the parties may substitute the issuance of the second tranche of shares with a cash payment. On December 11, 2018, a cash payment equivalent to the second tranche of 1.042 million IAMGOLD common shares was made to the Government of Suriname, at a price of $3.11 per share based on the volume weighted average price of the last 20 days, for a total payment of $3.2 million.

On November 29, 2019, the Company issued the third tranche of the 3.125 million contingently issuable IAMGOLD common shares to the government of Suriname. This equity issuance of 1.042 million IAMGOLD common shares was accounted for as Property, plant and equipment of $3.8 million based on the fair value of the IAMGOLD common shares on the date of the issuance.

26.	NON-CONTROLLING INTERESTS

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2019		December 31, 2018
	Essakane	Rosebel	Essakane	Rosebel
Percentage of voting rights held by non-controlling interests	10%	5%	10%	5%
Accumulated non-controlling interest	$42.6	$25.7	$30.3	$25.3
Net earnings attributable to non-controlling interests	$12.8	$0.4	$5.8	$0.9
Dividends paid to non-controlling interests[1]	$0.5	$—	$1.0	$1.5

1	For the year ended December 31, 2019, dividends paid to other non-controlling interests amounted to $1.4 million (December 31, 2018 – $1.2 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2019		December 31, 2018
	Essakane	Rosebel	Essakane	Rosebel
Current assets	$297.4	$180.6	$245.1	$172.8
Non-current assets	958.3	756.0	865.8	675.1
Current liabilities	(109.2)	(81.0)	(96.7)	(68.4)
Non-current liabilities	(550.4)	(289.5)	(543.5)	(221.7)
Net assets	$596.1	$566.1	$470.7	$557.8

	Year ended		Year ended
	December 31, 2019		December 31, 2018
Revenues	$579.2	$352.5	$564.1	$386.0
Net earnings and other comprehensive income	$130.4	$8.5	$52.1	$17.3

Net cash from operating activities	$198.0	$53.3	$181.8	$61.6
Net cash used in investing activities	(104.5)	(83.3)	(161.4)	(67.9)
Net cash used in financing activities	(30.9)	(0.4)	(45.2)	(36.1)
Net increase (decrease) in cash and cash equivalents	$62.6	$(30.4)	(24.8)	$(42.4)

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The Company’s ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

27.	LOSS PER SHARE

	Years ended December 31,
	2019	2018
Numerator
Net loss from continuing operations attributable to equity holders of IAMGOLD	$(373.3)	$(31.4)
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD	$(39.3)	$3.2
Net loss attributable to equity holders of IAMGOLD	$(412.6)	$(28.2)
Denominator (in millions)
Weighted average number of common shares (basic)	468.0	466.5
Basic and diluted loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.80)	$(0.07)
Basic and diluted earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.08)	$0.01
Basic and diluted loss attributable to equity holders of IAMGOLD ($/share)	$(0.88)	$(0.06)

Due to a net loss from continuing operations attributable to equity holders of IAMGOLD for the years ended December 31, 2019 and December 31, 2018, share options and restricted share units were anti-dilutive.

Equity instruments excluded from the computation of diluted loss per share, which could be dilutive in the future, were as follows:

		Years ended December 31,
(in millions)	Notes	2019	2018
Share options	28(a)	7.5	7.1
Full value awards	28(b)	5.3	5.2
Contingently issuable shares	25	—	1.0
		12.8	13.3

28.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2019	2018
Share option award plan	$2.4	$2.3
Full value award plans	6.8	6.1
	$9.2	$8.4

(a) Share option award plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than seven years from the grant date.

The reserve for share options has a maximum allotment of 25,505,624 common shares. As of December 31, 2019, the total number of shares in reserve was 11,374,026 of which 7,486,326 were outstanding and 3,887,700 were unallocated.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

	Year ended December 31, 2019		Year ended December 31, 2018
	Share options (in millions)	Weighted average exercise price (C$/ share)[1]	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the year	7.1	$6.15	6.7	$6.81
Granted	1.4	4.74	1.0	6.83
Exercised	—	—	(0.1)	4.48
Forfeited	(0.2)	5.75	(0.1)	12.77
Expired	(0.8)	13.29	(0.4)	18.79
Outstanding, end of the year	7.5	$5.11	7.1	$6.15
Exercisable, end of the year	3.9	$5.16	3.7	$7.16

1	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2019 between the U.S. dollar and Canadian dollar was $0.7715/C$.

The following table summarizes information related to share options outstanding at December 31, 2019:

	Number	Weighted Average	Weighted Average
Range of Prices	Outstanding	Remaining Contractual	Exercise Price
C$/share	(millions)	Life (years)	(C$/share)
1.01 - 5.00	4.0	3.5	$3.96
5.01 - 10.00	3.5	3.2	6.41
	7.5	3.4	$5.11

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2019	2018
Weighted average risk-free interest rate	1.8%	2.0%
Weighted average expected volatility[1]	62.8%	65.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$2.54	$3.77
Weighted average share price at grant date (C$ per share)	$4.74	$6.83
Weighted average exercise price (C$ per share)	$4.74	$6.83

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b) Full value award plans

(i) Full value award reserve

The Company has a reserve for deferred share units, restricted share units and performance share units for employees and directors with a maximum allotment of 13,756,762 common shares. As of December 31, 2019, the total number of shares in reserve was 9,170,772 of which 5,277,790 were outstanding and 3,892,982 were unallocated.

A summary of the status of the Company’s deferred share units and restricted share units issued to employees and directors under the full value award plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2019	2018
Outstanding, beginning of the year	5.2	4.6
Granted	2.0	2.0
Issued	(1.2)	(0.8)
Forfeited	(0.7)	(0.6)
Outstanding, end of the year	5.3	5.2

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(ii) Summary of awards granted

Deferred share units

Effective January 1, 2017, directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Deferred share units vest at the end of each year and are released upon a director leaving the Board. The deferred share units are equity settled and have no cash settlement alternatives. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2019	2018
Weighted average risk-free interest rate	1.9%	1.7%
Weighted average expected volatility[1]	44.0%	44.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of deferred share units issued (years)	1.0	1.0
Weighted average grant-date fair value (C$ per share)	$5.01	$7.26
Weighted average share price at grant date (C$ per share)	$5.01	$7.26

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.

Restricted share units

Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2019	2018
Weighted average risk-free interest rate	1.8%	1.9%
Weighted average expected volatility[1]	55.0%	64.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of restricted share units issued (years)	3.0	3.0
Weighted average grant-date fair value (C$ per share)	$4.73	$6.76
Weighted average share price at grant date (C$ per share)	$4.73	$6.76

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

(c) Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

29.	COST OF SALES

	Years ended December 31,
	2019	2018
Operating costs[1]	$672.0	$662.2
Royalties	48.6	46.5
Depreciation expense[2]	275.1	265.4
	$995.7	$974.1

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
30.	GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,
	Notes	2019	2018
Salaries		$21.6	$23.1
Director fees and expenses		1.1	0.9
Professional and consulting fees		5.3	5.6
Other administration costs		4.5	4.7
Share-based compensation		8.2	7.4
(Gain) on cash flow hedge	22(c)	(0.2)	(0.4)
Depreciation expense		1.5	0.8
		$42.0	$42.1

31.	IMPAIRMENT CHARGES, NET OF REVERSAL

	Years ended December 31,
	2019	2018
Doyon CGU[1]
Property, plant and equipment	$395.0	$—
Essakane CGU
Property, plant and equipment	(122.0)	—
Other
Property, plant and equipment[2]	12.5	—
Exploration and evaluation assets	2.3	—
	$287.8	$—

1	The Doyon CGU consists of the Doyon, Mouska, and Westwood mines.
2	Impairment of detox plant at the Essakane mine.

The company performs impairment testing for its Property, plant and equipment and Exploration and evaluation assets when indications of potential impairment or reversal of previously recognized impairment are identified.

Doyon CGU

The Company studied various design approaches to Westwood and developed a preliminary life of mine plan in the fourth quarter 2019. The preliminary life of mine plan incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. The preliminary life of mine plan is not a National Instrument 43-101 technical report, but management's best estimate as at December 31, 2019. The Company continues to work with experts in seismically active, narrow vein underground mines in order to develop the updated mining and development plan for Westwood. The Company plans to complete an updated life of mine plan and technical report for Westwood in accordance with National Instrument 43-101 in the second quarter 2020. The measurable decrease in Westwood's estimated future cash flows anticipated in the preliminary life of mine plan, was considered to be an indicator of impairment for the Doyon CGU.

As a result, an assessment was performed for the Doyon CGU, and it was determined that the carrying amount exceeded its recoverable amount of $117.0 million. This resulted in an impairment charge of $395.0 million being recognized in the Consolidated statements of earnings (loss).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Essakane CGU

As a result of the continued increase in the spot price of gold and the significant increase in analyst consensus for future gold prices, the Company increased its short-term and long-term gold price estimates as at December 31, 2019, which was considered to be an indicator of reversal of previously recognized impairment, as the gold price represented a significant change in the key inputs used to determine the Essakane CGU’s recoverable amount.

As a result, an assessment was performed for the Essakane CGU, and it was determined that the recoverable amount of $774.0 million exceeded its carrying amount. This resulted in a $122.0 million reversal of the previous impairment charge recorded in 2013 being recognized in the Consolidated statements of earnings (loss).

The recoverable amount of the CGUs were determined by calculating the fair value less costs of disposal ("FVLCD"), which has been determined to be greater than value in use. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD for the CGUs were life of mine production profile, future gold prices, future foreign exchange rates, reserves and resources, discount rate, value of un-modeled mineralization and future capital and operating expenditures. The estimates of future cash flows were derived from the preliminary life of mine plan of approximately 17 years for the Doyon CGU and the life of mine plan of approximately 11 years for the Essakane CGU, which is based on management's current best estimates of optimized mine and processing plans, future operating costs and capital expenditures.

Management estimated gold prices based on observable market data, including spot price and industry analysts forecast consensus. The Company used an estimated gold price of $1,445 per ounce for 2020, $1,435 per ounce for 2021, $1,385 per ounce for 2022, and $1,350 per ounce for 2023 and beyond. Revenues and costs incurred in currencies other than the U.S dollar were translated to U.S. dollar equivalents using estimated foreign exchange rates based on observable market data from independent sources of economic data. The Company used an estimated U.S.$/Canadian $ exchange rate of 1.30 for the first five years and 1.25 for 2025 and beyond and the Company used an estimated €/U.S.$ exchange rate of 1.2 for all years.

The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 4.5% for the Doyon CGU and 7.0% for the Essakane CGU, which reflected specific market risk factors for the mines. Un-modeled mineralization for the CGUs was valued at $38 - $45 per ounce, based on recent market transactions.

32.	OTHER EXPENSES

		Years ended December 31,
	Notes	2019	2018
Changes in asset retirement obligations at closed sites	16(a)	$21.0	$7.3
Write-down of assets		6.7	9.2
Restructuring costs		3.2	—
Consulting costs		6.4	2.5
Other		6.1	2.5
		$43.4	$21.5

33.	FINANCE COSTS

		Years ended December 31,
	Notes	2019	2018
Interest expense		$8.1	$2.7
Credit facility fees		4.9	4.9
Accretion expense	16(a)	0.7	1.2
Other	21	0.7	—
		$14.4	$8.8

Total interest paid during the year ended December 31, 2019 was $30.5 million (December 31, 2018 - $28.4 million). Interest paid relates to interest charges on notes, credit facilities, the equipment loan and leases.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

34.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Years ended December 31,
	Notes	2019	2018
Interest income		$12.6	$13.3
Gain (loss) on non-hedge derivatives and warrants	22(d)	17.2	(9.1)
Other gains (losses)		(0.7)	0.7
		$29.1	$4.9

35.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2019	2018
Salaries, short-term incentives, and other benefits	$203.9	$210.2
Share-based compensation	8.8	8.0
Other	4.4	3.8
	$217.1	$222.0

36.	CASH FLOW ITEMS

(a) Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2019	2018
Share-based compensation	28	$9.2	$8.4
Write-down of related party loan receivable	38	—	10.9
Write-down of assets	32	6.7	9.2
Write-down (reversal of write-down) of inventories	10	(12.3)	4.9
Effects of exchange rate fluctuation on cash and cash equivalents		(1.5)	4.7
Effect of exchange rate fluctuation on short-term investments		2.3	5.2
Effects of exchange rate fluctuation on restricted cash		0.5	0.3
Other		(1.5)	2.5
		$3.4	$46.1

(b) Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2019	2018
Receivables and other current assets	$12.3	$(12.1)
Inventories and non-current ore stockpiles	(22.2)	(87.8)
Accounts payable and accrued liabilities	5.4	2.3
	$(4.5)	$(97.6)

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

(c)	Net cash used in operating activities related to closed mines

		Years ended December 31,
	Notes	2019	2018
Net loss from closed mines		$(27.4)	$(7.4)
Adjustments for:
Share of net earnings (loss) from investment in associate and incorporated joint ventures, net of income taxes	11	(0.1)	(1.0)
Finance costs at closed mines	33	1.0	1.1
Changes in estimates of asset retirement obligations at closed sites	32	21.0	7.3
Other		—	0.2
Loss on investment in Yatela	12	5.3	—
Movement in non-cash working capital at closed sites		—	0.3
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed sites	16(a)	(2.1)	(2.9)
Disbursements related to Yatela closure plan		—	(0.9)
		$(2.3)	$(3.3)

(d)	Other investing activities

		Years ended December 31,
	Notes	2019	2018
Disposal (acquisition) of investments		$2.8	$(8.0)
Repayment (prepayment) for other assets		2.8	(2.9)
Advances to related parties	38	(0.2)	(1.2)
Repayments from related parties	38	4.3	12.6
Other		(1.4)	—
		$8.3	$0.5

(e)	Reconciliation of long-term debt arising from financing activities

		Equipment	7% Senior
	Notes	Loan	Notes	Total
Balance, January 1, 2018		$—	$391.6	$391.6
Non-cash changes:
Amortization of deferred financing charges		—	0.8	0.8
Change in fair value of embedded derivative	22(d)	—	6.1	6.1
Balance, December 31, 2018		$—	$398.5	$398.5
Cash changes:
Proceeds from equipment loan	20(b)	23.3	—	23.3
Deferred transaction costs		(0.3)	—	(0.3)
Repayments		(2.3)	—	(2.3)
Non-cash changes:
Amortization of deferred financing charges		—	0.9	0.9
Foreign currency translation		(0.3)	—	(0.3)
Change in fair value of embedded derivative	22(d)	—	(11.3)	(11.3)
Balance, December 31, 2019		$20.4	$388.1	$408.5

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

37.	COMMITMENTS

	December 31,	December 31,
	2019	2018
Purchase obligations	$124.4	$110.2
Capital expenditure obligations	42.0	36.6
Lease obligations	65.2	26.1
	$231.6	$172.9

(a) Commitments – payments due by period

As at December 31, 2019	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$124.4	$119.2	$3.3	$1.1	$0.8
Capital expenditure obligations	42.0	34.6	7.4	—	—
Lease obligations	65.2	16.2	27.8	19.3	1.9
	$231.6	$170.0	$38.5	$20.4	$2.7

1	Due over the period from January 1, 2020 to December 31, 2020.
2	Due over the period from January 1, 2021 to December 31, 2022.
3	Due over the period from January 1, 2023 to December 31, 2024.
4	Due from January 1, 2025 and beyond.

(b) Royalties included in cost of sales

Production from certain mining operations is subject to third party royalties (included in the Cost of sales) based on various methods of calculation summarized as follows:

	December 31,	December 31,
	2019	2018
Essakane[1]	$27.1	$25.0
Rosebel[2]	21.5	21.5
	$48.6	$46.5

1	Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.
2

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

38.	RELATED PARTY TRANSACTIONS

(a) Receivables and other current assets from related parties

The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets:

		Years ended December 31,
	Notes	2019	2018
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year		$0.1	$0.1
Advances		0.2	0.3
Repayments		(0.3)	(0.3)
Balance, end of the year	9	$—	$0.1
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the year		$14.0	$36.3
Advances		—	0.9
Repayments		(4.0)	(12.3)
Write-down of receivable[2]	12	—	(10.9)
Reclassified to assets held for sale	12	(10.0)	—
Balance, end of the year	12, 15	$—	$14.0

1	These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.
2	Write-down of receivable due to a decrease in the fair value of the collateral.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

During the year ended December 31, 2019, the Company spent $nil (December 31, 2018 - $0.9 million) to fund the Yatela closure plan. Funding of the closure plan had been recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment (note 12). With the reclassification of the investment in Yatela to liabilities held for sale, subsequent funding will reduce the liabilities held for sale.

(b) Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2019	2018
Salaries and other benefits	$5.6	$7.1
Share-based payments	5.1	4.4
	$10.7	$11.5

39.	SEGMENTED INFORMATION
The Company’s gold mines are divided into geographic segments as follows:
• Burkina Faso - Essakane mine;
• Suriname - Rosebel mine;
• Canada - Doyon division, including Westwood mine;
• Discontinued operations - Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%), classified as held for sale The Company’s non-gold segments are divided as follows:
• Exploration and evaluation and development; and
• Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

	December 31, 2019			December 31, 2018
	Total non-current assets	Total assets	Total liabilities	Total non-current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$958.1	$1,255.6	$254.2	$865.3	$1,110.6	$210.6
Suriname	756.1	938.5	360.8	674.3	847.1	292.9
Canada	315.4	338.9	203.7	717.2	747.7	207.1
Total gold mines excluding incorporated joint ventures	2,029.6	2,533.0	818.7	2,256.8	2,705.4	710.6
Exploration and evaluation and development	510.7	605.5	13.6	465.6	548.8	11.8
Corporate[1]	58.8	723.6	611.0	151.7	706.8	446.0
Total per consolidated financial statements	$2,599.1	$3,862.1	$1,443.3	$2,874.1	$3,961.0	$1,168.4
Discontinued operations - Incorporated joint ventures (Mali)[2]	$63.5	$140.7	$123.2	$103.1	$166.0	$123.6

1	The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.
2

The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company's Chief Operating Decision Maker ("CODM") to assess the performance of the incorporated joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Year ended December 31, 2019

	Consolidated statements of earnings information
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment (Reversal)	Other	Earnings (loss) from operations	Capital expenditures[4]
Gold mines
Burkina Faso	$579.2	$365.4	$149.0	$—	$—	$(109.5)	$1.5	$172.8	$101.0
Suriname	352.5	255.8	70.6	—	3.7	—	3.9	18.5	83.7
Canada	133.6	99.4	48.1	—	—	395.0	27.8	(436.7)	31.7
Total gold mines excluding incorporated joint ventures	1,065.3	720.6	267.7	—	3.7	285.5	33.2	(245.4)	216.4
Exploration and evaluation and development5	—	—	—	—	30.8	—	0.3	(31.1)	31.3
Corporate6	—	—	7.4	42.0	—	2.3	9.9	(61.6)	3.7
Total per consolidated financial statements	1,065.3	720.6	275.1	42.0	34.5	287.8	43.4	(338.1)	251.4
Discontinued operations - Incorporated joint ventures (Mali)[7]	74.4	47.0	1.6	—	—	36.3	3.4	(13.9)	—
	$1,139.7	$767.6	$276.7	$42.0	$34.5	$324.1	$46.8	$(352.0)	$251.4

1	Excludes depreciation expense.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4	Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5	Closed site costs on Exploration and evaluation properties included in Other expenses.
6	Includes earnings from royalty interests.
7

Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

Year ended December 31, 2018

	Consolidated statements of earnings information
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment (Reversal)	Other	Earnings (loss) from operations	Capital expenditures[4]
Gold mines
Burkina Faso	$564.1	$338.0	$135.1	$—	$—	$—	$7.0	$84.0	$158.2
Suriname	386.0	260.7	82.7	—	4.6	—	1.6	36.4	64.7
Canada	160.5	110.0	45.0	—	—	—	7.4	(1.9)	55.1
Total gold mines excluding incorporated joint ventures	1,110.6	708.7	262.8	—	4.6	—	16.0	118.5	278.0
Exploration and evaluation and development5	—	—	—	—	34.6	—	0.7	(35.3)	17.8
Corporate6	0.4	—	2.6	42.1	—	—	4.8	(49.1)	5.1
Total per consolidated financial statements	1,111.0	708.7	265.4	42.1	39.2	—	21.5	34.1	300.9
Discontinued operations - Incorporated joint ventures (Mali)[7]	76.5	55.0	1.8	—	0.2	—	3.5	16.0	1.2
	$1,187.5	$763.7	$267.2	$42.1	$39.4	$—	$25.0	$50.1	$302.1

1	Excludes depreciation expense.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
5	Closed site costs on Exploration and evaluation properties included in Other expenses.
6	Includes earnings from royalty interests.
7

Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

2019 MINERAL RESERVES AND RESOURCES

Mineral resources (“resources”) and mineral reserves (“reserves”) have been estimated as at December 31, 2019 pursuant to Canadian securities regulatory requirements, specifically the requirements of National Instrument 43-101 and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into “inferred,” “indicated” and “measured” based on the level of geological confidence in the mineralization, and reserves, into “probable” and “proven” upon at least a pre-feasibility study having been undertaken on the indicated and measured resources. Measured and indicated resources are inclusive of proven and probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves.

Cautionary Notes to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in the Annual Report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F filed with the SEC.

GOLD MINERAL RESERVES1,2

100% Basis Reserves	PROVEN			PROBABLE
			Contained			Contained
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
As at December 31, 2019	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Rosebel	29,522	0.6	574	92,356	1.0	2,947
Saramacca	111	0.5	2	26,090	1.8	1,531
Essakane	—	—	—	124,713	1.0	3,805
Westwood	1,196	8.1	313	4,073	6.7	871
Sadiola	—	—	—	59,571	2.0	3,860
Côté Gold	139,253	1.0	4,640	93,747	0.9	2,644
Boto Gold	—	—	—	29,040	1.7	1,593
Total proven reserves				170,082	1.0	5,529
Total probable reserves				429,770	1.3	17,251
Total proven and probable reserves				599,852	1.2	22,780

Attributable Reserves	PROVEN			PROBABLE
			Contained			Contained
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
As at December 31, 2019	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Rosebel (95%)	28,046	0.6	545	87,738	1.0	2,800
Saramacca (66.5%)	74	0.5	1	17,350	1.8	1,018
Essakane (90%)	—	—	—	112,242	1.0	3,425
Westwood (100%)	1,196	8.1	313	4,073	6.7	871
Sadiola (41%)	—	—	—	24,498	2.0	1,583
Côté Gold (64.75%)	90,166	1.0	3,004	60,701	0.9	1,712
Boto Gold (100%)	—	—	—	26,136	1.7	1,434
Total proven reserves				119,482	1.0	3,864
Total probable reserves				332,738	1.2	12,842
Total proven and probable reserves				452,220	1.1	16,706

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

2019 MINERAL RESERVES AND RESOURCES (CONTINUED)

GOLD MINERAL RESOURCES3,4,5
(Measured and Indicated Resources are inclusive of Proven and Probable reserves)

100% Basis Resources	MEASURED			INDICATED			INFERRED
	Tonnes	Grade	Contained Ounces	Tonnes	Grade	Contained Ounces	Tonnes	Grade	Contained Ounces
As at December 31, 2019	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Rosebel	35,276	0.6	698	247,210	0.9	7,397	64,191	0.9	1,785
Saramacca	111	0.5	2	27,509	2.0	1,752	11,689	0.7	270
Essakane	—	—	—	150,693	1.0	4,688	12,586	1.1	446
Gossey	—	—	—	10,454	0.9	291	2,939	0.9	85
Westwood	925	12.1	359	4,133	8.3	1,108	6,174	8.6	1,698
Sadiola	—	—	—	113,725	1.9	6,793	17,642	1.7	956
Côté Gold	152,100	1.0	4,720	213,400	0.8	5,480	189,600	0.6	3,820
Boto Gold	—	—	—	40,567	1.6	2,033	8,196	1.8	469
Nelligan	—	—	—	—	—	—	96,990	1.0	3,194
Monster Lake	—	—	—	—	—	—	1,110	12.1	433
Eastern Borosi	—	—	—	—	—	—	4,418	5.7	812
Pitangui	—	—	—	3,330	4.4	470	3,559	3.8	433
Diakha-Siribaya	—	—	—	18,031	1.3	744	23,179	1.6	1,176
Total measured resources							188,412	1.0	5,779
Total indicated resources							829,052	1.2	30,756
Total measured and indicated resources [6]							1,017,464	1.1	36,535
Total inferred resources							442,273	1.1	15,577

Attributable Resources	MEASURED				INDICATED		INFERRED
	Tonnes	Grade	Contained Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Contained Ounces
As at December 31, 2019	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Rosebel (95%)	33,512	0.6	663	234,850	0.9	7,027	60,981	0.9	1,696
Saramacca (66.5%)	74	0.5	1	18,293	2.0	1,165	7,773	0.7	180
Essakane (90%)	—	—	—	135,624	1.0	4,219	11,327	1.1	401
Gossey (90%)	—	—	—	9,409	0.9	262	2,645	0.9	77
Westwood (100%)	925	12.1	359	4,133	8.3	1,108	6,174	8.6	1,698
Sadiola (41%)	—	—	—	46,627	1.9	2,785	7,233	1.7	392
Côté Gold (64.75%)	98,485	1.0	3,056	138,177	0.8	3,548	122,766	0.6	2,473
Boto Gold (90%)	—	—	—	36,510	1.6	1,830	7,376	1.8	422
Nelligan (75%)	—	—	—	—	—	—	72,743	1.0	2,396
Monster Lake (75%)	—	—	—	—	—	—	832	12.1	325
Eastern Borosi (51%)	—	—	—	—	—	—	2,253	5.7	414
Pitangui (100%)	—	—	—	3,330	4.4	470	3,559	3.8	433
Diakha-Siribaya (90%)	—	—	—	16,228	1.3	669	20,861	1.6	1,058
Total measured resources							132,996	1.0	4,080
Total indicated resources							643,180	1.1	23,084
Total measured and indicated resources [6]							776,176	1.1	27,164
Total inferred resources							326,525	1.1	11,965

1	Mineral reserves have been estimated at December 31, 2019 using a gold price of $1,200 per ounce for Essakane, Rosebel, Saramacca, Westwood, Sadiola, and Boto Gold.
2	Mineral reserves have been estimated at December 31, 2018 using a gold price of $1,200 per ounce for Côté Gold.
3

Mineral resources have been estimated at December 31, 2019, using a gold price of $1,500 per ounce for Essakane, Rosebel, Saramacca, Côté Gold, Boto Gold, Nelligan, and Pitangui, and $1,400 per ounce for Sadiola, and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

4	Mineral resources have been estimated at December 31, 2018, using a gold price of $1,500 per ounce for Gossey, Monster Lake, and Diakha-Siribaya.
5

Mineral resources have been estimated at December 31, 2018, using a gold price of$1,500 per ounce gold price, and a $23 per ounce silver price for Eastern Borosi. Underground resources are estimating using a cut-off grade of 2.0g/t gold equivalent with a minimum width of 2.4m and open pit resources are estimated using a cut-off grade of 0.42 g/t gold equivalent over a 3.0m minimum width.

Resources are disclosed as gold equivalent ounces calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / 101.8.
6

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

7	Due to rounding, numbers presented may not add up precisely to the totals.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

SHAREHOLDER INFORMATION		DIRECTORS AND OFFICERS

TRANSFER AGENT AND	INVESTOR INQUIRIES	DIRECTORS	OFFICERS
REGISTRAR	Indi Gopinathan	Donald K. Charter[3]	P. Gordon Stothart
Computershare Trust Company of	VP, Investor Relations &	Chairman, IAMGOLD Corporation	President and
Canada	Corporate Communications	Toronto, Ontario	Chief Executive Officer
100 University Avenue 9th	T: 416 360 4743
Floor, North Tower		P. Gordon Stothart	Carol T. Banducci
Toronto, Ontario M5J 2Y1	E: info@iamgold.com	President and Chief Executive Officer	Executive Vice President and
T: 416 263 9200		Toronto, Ontario	Chief Financial Officer
TF: 1 800 564 6253	WEBSITE	John E. Caldwell[1,3]	Benjamin Little
www.computershare.com	www.iamgold.com	Corporate Director	Senior Vice President,
service@computershare.com		Toronto, Ontario	Corporate Affairs, HSS & People

AUDITORS		Ronald P. Gagel[1,2]	Craig MacDougall
KPMG LLP		Corporate Director	Senior Vice President, Exploration
Oakville, Ontario
Jeffery A. Snow
SHARES LISTED		Richard J. Hall[1,4]	Senior Vice President,
Toronto Stock Exchange:		Corporate Director	Business Development and
Symbol: IMG		Silverthorne, Colorado, U.S.	General Counsel

New York Stock Exchange:		Mahendra Naik[1,2]	Timothy Bradburn
Symbol: IAG		Corporate Director	Vice President,
		Mississauga, Ontario	Legal and Corporate Secretary

COMPANY FILINGS		Timothy R. Snider[2,4]	Oumar Toguyeni
www.sedar.com		Corporate Director	Regional Vice President,
www.sec.gov		Tucson, Arizona, U.S.	West Africa

		Sybil E. Veenman[3,4]	James Collie
SHARES ISSUED		Corporate Director	Vice President and
At December 31, 2019		Toronto, Ontario	Corporate Controller
Total outstanding: 469.0 million
[1] Member of the Audit and Finance
Committee
[2] Member of the Human Resources and
Compensation Committee
[3] Member of the Nominating and Corporate
Governance Committee
[4] Member of the Safety, Environment and
Reserves Committee

FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CORPORATE OFFICE IAMGOLD Corporation 401 Bay Street, Suite 3200 P.O. Box 153 Toronto, Ontario M5H 2Y4 Canada T: 416 360 4710 TF: 1 888 464 9999 F: 416 360 4750 REGIONAL OFFICE IAMGOLD Corporation 1111, rue Saint-Charles Ouest Tour Est, bureau 750 Longueuil, Quebec J4K 5G4 Canada T: 450 677 0040 TF: 1 866 677 0040 F: 450 677 3382 www.iamgold.com